

03029191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Koninklijke Wessanen NV

*CURRENT ADDRESS Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands

**FORMER NAME

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1306 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/11/03

Wessanen

PRESS RELEASES 2000
ID #82-1306


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balance
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Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, December 22, 2000
(08:30 hrs)

Wessanen strengthens distribution platform for natural & specialty foods

The Executive Board of Koninklijke Wessanen nv announces that they expect to reach an agreement to acquire Boas bv, located in Zoetermeer, the Netherlands.

Boas, a distributor of specialty products in the Netherlands, employs approximately 80 fte's and has estimated sales of NLG 70 million.

The company is mainly active in the retail and wholesale channels, distributing specialty products under various brands, such as Royal Mail, John West, Campbell's and Patak's. With the distribution of herbal teas under the Celestial Seasonings brand, Boas recently entered the health food market.

The acquisition of Boas is in line with Wessanen's focus on the health and wellness market. It will provide a distribution network to Dutch supermarkets, enabling Tree of Life and Distriborg, Wessanen's largest natural & specialty food companies in the US and Europe respectively, to further penetrate the Dutch market. Furthermore, it will strengthen the base for branded specialty products in Europe.

The acquisition will be paid in cash and will directly contribute to the earnings per share.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Mr T.A.M. de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 17, 2000
(08.30 a.m.)

Wessanen focuses on Health and Wellness and will divest dairy activities

The Executive Board of Koninklijke Wessanen nv ("Wessanen") announces its intention to divest its European and US dairy operations as part of Wessanen's continuing strategic realignment to a business focused on the Health and Wellness market. The focus on this high growth market resulted in the acquisition of European health food distributor Distriborg, earlier this year. With this acquisition, Wessanen created a platform to expand in Europe building upon the leading position already held in the United States with its Tree of Life operations. The divestiture of the dairy businesses will strengthen Wessanen's strategic focus and will enable further expansion in the Health and Wellness market.

Today Wessanen generates with these activities annual sales of more than EUR 2 billion. "We believe we have a leading edge in this fast growing market thanks to our unique combination of in depth knowledge of the health and quality conscious consumer and the strong position we have in distribution", comments Mac Zondervan, chairman of the Executive Board of Wessanen. "Also our branding and marketing competencies and experience in the out of home channel give us a very strong position from which we can fulfill our growth ambitions", Zondervan continues. To further expand in this market, Wessanen will execute an active acquisition strategy. The divestiture of the dairy activities fits in with this strategy.

The dairy operations of Crowley Foods and Marigold Foods in the United States, as well as the Leerdammer Company in Europe, have successfully developed key positions in their respective markets.

Leerdammer Company is market leader of branded cheese products in Europe. Leerdammer is the largest cheese brand in this region.

Both Crowley Foods based in Binghamton, New York and Marigold Foods, based in Minneapolis, Minnesota, are market leader in their regions. They manufacture, distribute and market a variety of branded and innovative specialty dairy products. The companies

sell and distribute their products to retail outlets, such as traditional supermarkets and convenience store chains, as well as foodservice customers throughout the Mid-West and the East of the United States. Wessanen is the fourth largest dairy producer in the United States, with major brands including Kemps, Crowley and Penn Maid.

In 1999 the dairy activities in Europe and the United States contributed EUR 1.2 billion to the total turnover of Wessanen. Their contribution to the operating result amounted to EUR 52 million.

Koninklijke Wessanen nv is a Dutch-based multinational, which produces, distributes and markets natural and specialty foods. Wessanen generates annual sales of EUR 4 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Dusseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Executive Board
Koninklijke Wessanen nv

Further information for the press and analysts

Timo de Grefte, Staff Director Corporate Development & Communications
phone: +31 (0)20 547 95 29
fax: +31 (0)20 547 95 01
e-mail: t.grefte@wessanen-hq.com

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Telefax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 13, 2000
(5:00 p.m.)

Notification of holding

The Executive Board of Koninklijke Wessanen nv announces the receipt from Kempen & Co N.V., Amsterdam, the Netherlands, of a notification of a 5.0% holding in the capital of the company. This procedure is in compliance with the Disclosure of major holdings in listed companies Act 1996.

Executive Board
Koninklijke Wessanen nv

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Telefax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 30, 2000

(01:00 p.m.)

Wessanen improves profit significantly in the first half year

- Net income per share increased 16.6% to 46.3 eurocents
- Operating result increased by 40% to EUR 64.8 million
- Autonomous growth 7.3%
- Acquisition of Distriborg in July 2000
- Full 2000 outlook : about 15% increase of net income

- Over the first half of 2000 net income from ordinary activities increased by 16.4% compared to the first half of 1999. Based on the average number of outstanding shares at June 30, 2000, net income per share in the first half of 2000 amounted to 46.3 eurocents (1999 : 39.7 eurocents).
  This profit increase is in line with our goal to achieve at least 10% profit growth annually. The return on invested capital increased from 8.8% in first half 1999 to 9.6% in first half 2000.

- The acquisition in July of this year of Distriborg is a major step forward in realizing our international growth strategy. With annual sales of EUR 250 million Distriborg is European market leader of marketing and distribution in natural and specialty foods. Distriborg's products are sold to both supermarket chains and health food shops.
  The acquisition of Distriborg fully fits in with our goal to become international market leader in marketing and distribution of natural & specialty foods.

- In March of 2000 Marigold Foods acquired Oak Grove Dairy, producer of fluid milk and related dairy products in Minnesota with annual sales of about US$ 45 million. This acquisition fits in with our regional dairy strategy in the United States.

- The Convenience Food Group strengthened its position particularly in the German out of home market by acquiring Kemper and Vegeta early in the year.

- In first half 2000, net sales increased by 40.0%, of which 22.2% was caused by acquisitions, 10.5% by higher exchange rates and 7.3% by autonomous growth. Operating profit in first half of 2000 amounted to EUR 64.8 million, a 40.0% increase as compared to first half 1999 (EUR 46.3 million).

- As a consequence of the sizeable acquisition program in 1999 and the first half of 2000, interest charges increased by EUR 10.4 million to EUR 18.8 million.

- As expected, the ROS, operating result as a percentage of sales, over first half 2000 stayed the same as in first half 1999.
  More efficient use of the capital employed resulted in a higher ROIC, the result on total capital employed inclusive of goodwill paid, which increased from 8.8% in first half 1999 to 9.6% in first half 2000.

- Interim dividend 2000
  An unchanged interim dividend in cash of 15 eurocents per ordinary share of NLG 2.00 will be payable, after deducting dividend tax, effective September 13, 2000.

- Outlook
  Based on the positive developments in the first half of this year and the outlook for the second half of 2000, we expect that net income from ordinary activities over full 2000 will be about 15% higher than over 1999.

Please find below the full text of the interim statement 2000.

Important dates

Publication annual figures 2000	February 22, 2001
General shareholders meeting	April 4, 2001
Publication midyear results 2001	August 29, 2001

Note to the editor

For further information: Mr. Arie Kwak
Phone : 31 20 547 94 21

Wessanen

Interim report 2000

Over the first half of 2000 net income from ordinary activities increased by 16.4% compared to the first half of 1999. Based on the average number of outstanding shares at June 30, 2000, net income per share in the first half of 2000 amounted to 46.3 eurocents (1999 : 39.7 eurocents).
This profit increase is in line with our goal to achieve at least 10% profit growth annually. The return on invested capital increased from 8.8% in first half 1999 to 9.6% in first half 2000.

In order to acquire and maintain sustainable profit per share growth of at least 10%, our strategy is focussed on those segments of the food market that show above-average growth. This growth is particularly present in natural & specialty foods, the activity of our largest company Tree of Life. For this reason, we view the acquisition in July of this year of Distriborg as a major step forward in realizing our international growth strategy. With annual sales of EUR 250 million Distriborg is European market leader in natural and specialty foods. Distriborg's products are sold to both supermarket chains and health food shops.
The acquisition of Distriborg fully fits in with our goal to become international market leader in marketing and distribution of natural & specialty foods. Wessanen is already present in this segment through Tree of Life, the leading US distributor with annual sales of about EUR 1.8 billion.

In March of 2000 Marigold Foods acquired Oak Grove Dairy, producer of fluid milk and related dairy products in Minnesota with annual sales of about US$ 45 million. This acquisition fits in with our regional dairy strategy in the United States.

The Convenience Food Group strengthened its position particularly in the German out of home market by acquiring Kemper and Vegeta early in the year.

In June, Campari made an announcement to explore an initial public offering, which is expected to take place in 2001. Wessanen will reduce its current 35% stake in Campari in conjunction with this IPO.

Results

Koninklijke Wessanen nv

x EUR million	First six months 2000	First six months 1999
Sales	1.865.1	1.332.4
Operating result	64.8	46.3
ROS*	3.5%	3.5%
Average capital employed	844.8	667.1
ROI**	15.3%	13.9%
Delta economic premium	(9.2)	7.5
Average goodwill	503.4	382.8
ROIC***	9.6%	8.8%

* Operating result as a percentage of sales.
** Operating result as a pecentage of the average invested capital, excluding goodwill paid in the past.
*** Operating result as a percentage of the average invested capital, including goodwill paid in the past.

In first half 2000, net sales increased by 40.0%, of which 22.2% was caused by acquisitions, 10.5% by higher exchange rates and 7.3% by autonomous growth. Operating profit in first half of 2000 amounted to EUR 64.8 million, a 40.0% increase as compared to first half 1999 (EUR 46.3 million).

As a consequence of the sizeable acquisition program in 1999 and the first half of 2000, interest charges increased by EUR 10.4 million to EUR 18.8 million.

Net income from ordinary activities increased to EUR 39.7 million (1999 : EUR 34.1 million), an increase by 16.4%. Net income per share rose 16.6% to EUR cents 46.3 (1999 : EUR cents 39.7).
The impact of higher exchange rates of in particular the US dollar and the UK pound versus the EUR as compared to first half 1999 amounted to EUR 4.5 million on the operating profit level and EUR 1.7 million on net income.

As expected, the ROS (operating result as a percentage of sales) over first half 2000 stayed the same as in first half 1999.
More efficient use of the capital employed resulted in a higher ROIC, the result on total capital employed inclusive of goodwill paid, which increased from 8.8% in first half 1999 to 9.6% in first half 2000.

We are pleased with the development of our cash flow, although our net debt position increased by EUR 41 million net of currency effects. The increased debt was caused by "non-operational" activities such as acquisition funding of EUR 64 million, dividend payment of EUR 32 million and the repurchase of shares of EUR 23 million. The repurchased 2.2 million shares cover all of our outstanding option obligations. These repurchased shares lower the number of outstanding shares from 86.158.533 at the end of 1999 to 84.514.238 at June 30, 2000.

The shareholder value creation is reflected by the Economic Premium, taking into account the return required by shareholders and financiers. The economic premium decreased in first half 2000 due to acquisitions which will create value over the longer term.

Interim dividend 2000
An unchanged interim dividend in cash of EURO 0.15 per ordinary share of NLG 2.00 will be payable, after deducting dividend tax, effective September 13, 2000.

Outlook
Based on the positive developments in the first half of this year and the outlook for the second half of 2000, we expect that net income from ordinary activities over full 2000 will be about 15% higher than over 1999.

Natural & Specialty Foods

Profile
Based in St. Augustine, Florida, Tree of Life is Wessanen's national market leader in the United States in the marketing and distribution of natural and specialty foods. The natural food category includes health food, organic products, vitamins, food supplements and herbs aimed at the health-conscious and wellness-oriented consumer. Specialty foods comprise gourmet, niche and ethnic foods from around the world.

With distribution facilities all across the United States and Canada, more than 6000 employees and in-stock inventory of more than 50,000 product items, Tree of Life is the largest US marketeer of natural and specialty foods, serving more than 20,000 supermarkets and health food stores in the United States and Canada.

In July of this year Wessanen made considerable progress in becoming the international market leader in marketing and distribution of natural and specialty foods through the acquisition of 51% of the shares of Distriborg.
Today, a tender offer to acquire the remainder of Distriborg's shares, which are quoted on the "second marché" of the Paris stock exchange was launched. We expect this transaction to be successfully completed by late October. Distriborg will be consolidated as of August 2000.

Strategy
By leveraging its strong relationships with the leading retailers in the USA and capitalizing on its role as category manager, Tree of Life's strategy is aimed at growth. Its nationwide network and consumer knowledge should give Tree of Life the possibilities to realize its growth targets.

The strategy for Distriborg is aimed at autonomous growth, and growth through acquisitions.
Close cooperation between Tree of Life and Distriborg will be given high priority.

Acquisitions and market developments
The activities of Distriborg and Tree of Life offer a perfect fit, because they serve the same type of health conscious consumers in two major and complementary markets. This leads to the ability to offer a Pan-American and Pan-European distribution network for own brands and third party brands, next to sharing consumer and product knowledge, sharing of the specific multi-branding expertise of Distriborg and the opportunity to benefit from the logistic expertise of Tree of Life.
The acquisition of Distriborg will serve as a platform for future acquisitions in this growth market, the present size of which in Europe is estimated at EUR 5 billion.

As of the date of acquisition of both Hagemeyer USA and A1 in mid 1999, Tree of Life has focussed on the integration process and realizing synergy benefits.

The tremendous growth of Tree of Life was caused by the acquisitions adding over US$ 600 million in annual sales in combination with 15.5% autonomous growth bringing in many new customers. As a consequence, Tree of Life was faced with high marketing and sales costs related to initial investments in converting the new customers to Tree of Life's service concepts.

Risk profile
The labor-intensive nature of the marketing and distribution activities implies the risk of rising wage costs in situations of a tight labor market. The current labor market has resulted in higher payroll costs in the first half 2000. Similarly, fuel costs increased.

Results and outlook

Natural & Specialty Foods

x EUR million	First six months 2000	First six months 1999
Sales	884.6	497.6
Operating result	21.5	13.2
ROS	2.4%	2.7%
Average capital employed	309.8	171.7
ROI	13.9%	15.4%
Delta economic premium	(9.9)	0
Average goodwill	139.3	87.6
ROIC	9.6%	10.2%

Sales growth was strong with 56.9% at unchanged exchange rates, of which 15.5% was autonomously. The ROIC decreased from 10.2% to 9.6%. Two stand alone distribution centers will be closed as a consequence of the integration of Hagemeyer and A-1.

It is expected that the effects related to the rapid growth of Tree of Life will hold on for some more time, as the measures taken will become effective only in the course of the second half year. The ROS will therefore also in total 2000 be temporarily somewhat lower. The expected growth and the acquisition of Distriborg will result in a strongly higher operating result of the natural and specialty foods activities as compared to 1999.

Dairy United States

Profile

Wessanen's dairy activities in the United States focus on the manufacturing, marketing and distribution of a full range of Dairy products, such as milk, yogurt, ice cream, and cheese. The main brands are Kemps, Crowley, Penn Maid and Hagan produced by Marigold Foods in the midwest and Crowley Foods in the east.

American Beverage Corporation (ABC), Verona, Pennsylvania, consolidated in the dairy activities, produces, markets and distributes fruit drinks and cocktail mixes.

Strategy and acquisitions

The strategy is aimed at enlarging and broadening the existing strong regional dairy market positions, with concentrations in the midwest, the northeast and the southeast. This strategy was reinforced by the acquisition of Oak Grove Dairy Inc. by Marigold Foods. Oak Grove Dairy is a producer of fluid milk and related dairy products with distribution in Minnesota and Wisconsin. Oak Grove Dairy's annual sales amount to US$ 45 mln employing 130 people. This acquisition enables Marigold Foods to increase its market share and critical mass in the midwest.

Market developments

In first half 2000 the US dairy market hardly grew. The price of butterfat was stable to slightly higher than in 1999. Both Marigold Foods and Crowley Foods achieved better results in this market situation.

New products brought to market include Crowley's Sportables line of yogurt, which is designed to meet the growing consumer demand for convenient nutrition and good-tasting snacks for kids.

Risk profile

The single most important risk factor affecting the results of our dairy companies in the USA is the volatility of raw material prices. The first half of 2000 saw fairly stable raw material prices.

Results and outlook

Dairy United States

x EUR million	**First six months 2000**	First six months 1999
Sales	**612.5**	495.9
Operating result	**24.5**	16.1
ROS	**4.0%**	3.2%
Average capital employed	**264.7**	206.3
ROI	**18.4%**	15.6%
Delta economic premium	**(1.1)**	(2.6)
Average goodwill	**134.1**	98.4
ROIC	**12.2%**	10.6%

The results increased by strong sales growth and at stable butterfat prices with 8.9% at unchanged exchange rates, of which 2.0% autonomously. The ROS increased from 3.2% to 4.0%. The ROIC of 12.2%, up from 10.6%, is nearing our average cost of capital of our US Dairy activities of 13.5%.

The results of the dairy companies in the second half of this year are expected to be in line with the first half, assuming that butterfat prices will remain stable.

Dairy Europe

In order to focus even stronger on the Leerdammer brand, the decision was taken to change the company name from Baars into Leerdammer Company. Leerdammer concentrates on the production, distribution and marketing of Leerdammer, the largest cheese brand in Europe. Leerdammer is by far the market leader in its segment.

Strategy

The strategy of Leerdammer is aimed at profitable growth and creativity in developing new Leerdammer varieties. The Leerdammer product range consists of table cheese, culinary cheese products and cheese snacks. This new strategy represents a clear deviation from the recent past when a restricted Leerdammer assortment and cheese under various brand names were brought to market. As a result, all available means are now being employed to the further growth of Leerdammer.

Market developments

Leerdammer sales increased autonomously in first half 2000 by 2%. The change-over to taking full control of the distribution of Leerdammer in its biggest market, Germany, temporarily caused a slight set-back in sales. In France and Italy sales increased.

As in 1999, Leerdammer's competitive position was enhanced by the growth in pre-packed cheese.

Risk profile
The price of milk has an impact on the results of Leerdammer. In first half 2000 the milk price increased slightly, thereby negatively impacting the margins.

Results and outlook

Dairy Europe

x EUR million	**First six months 2000**	First six months 1999
Sales	**151.5**	148.3
Operating result	**7.0**	6.9
ROS	**4.6%**	4.7%
Average capital employed	**84.6**	101.9
ROI	**16.6%**	13.5%
Delta economic premium	**0.6**	0.2
Average goodwill	**7.3**	7.3
ROIC	**15.2%**	12.6%

Despite the higher cost of milk, the ROS was virtually at the same level as in first half 1999. Due to a strong improvement in invested capital, the ROIC increased to 15.2% against 12.6% in first half 1999.

The higher cost of milk will continue to have a negative impact on margins, however cost reduction measures and sales growth will lead to a higher result in 2000 as compared to 1999.

Convenience Food

Wessanen's Convenience Food Group (CFG) produces, sells and distributes an extensive range of frozen snacks and meal components, partly under its main brand Beckers. Extensive technological capabilities and know how of the European consumer markets allow CFG to adequately anticipate and respond to contemporary consumer preferences. Healthy, convenient and tasty product innovations are regularly introduced both as brands and in close cooperation with the customer.

Strategy and acquisitions
CFG's strategy is aimed at providing its European customers, both in the retail and out of home market with high quality products. Increasingly, the strategic focus is on reducing the product range and moving the product mix towards the higher margin end of the spectrum. The introduction this year of a microwaveable range of chicken products by Beckers is an example of this strategy.

In March 2000, the CFG extended its product range to vegetarian specialties by acquiring the German company Vegeta in Cologne. Together with Gelderland Frischwaren Gesellschaft in Emmerich and Karl Kemper which was also acquired early 2000, CFG has been successful in creating a solid platform for further growth in the German market.

Market developments
CFG, and Beckers in particular, were able to strengthen their market positions in first half 2000. Dedicated consumer research resulted in the roll-out of new products aimed at the health-conscious and convenience-oriented consumer. This was examplified by the market introduction of a micro-waveable springroll as a further extension of the range of convenient-to-prepare product innovations.

Our Thai poultry company, Golden Foods International, was faced with declining world market prices for non processed chicken products. As a result, the positive trend in results of 1999 could not be maintained. A number of scenarios of how to further reduce the vulnerability of non processed meat is presently being reviewed.

Risk profile
CFG gives increased attention to managing the price risk related to raw materials, however poultry and pork prices negatively impacted our first half year results.

Results and outlook

Convenience Food

x EUR million	**First six months 2000**	First six months 1999
Sales	**100.9**	81.5
Operating result	**3.7**	3.3
ROS	**3.7%**	4.0%
Average capital employed	**80.0**	85.1
ROI	**9.3%**	7.8%
Delta economic premium	**0.2**	9.4
Average goodwill	**141.6**	110.3
ROIC	**3.3%**	3.4%

The increase in sales of 23.8% was a result of the modest autonomous sales increase of 2.0% and consolidating Kemper and Vegeta for the first time. Despite good results in Europe, the ROS of the division decreased slightly due to the price pressure on the non processed chicken products.
Adequate capital control however resulted in a stable ROIC.
It is expected that the second half of the year will show higher results than the first half due to, among others somewhat better world market prices for chicken products.

Cereals

Wessanen's cereal activities operate under the Dailycer name and concentrate on the production, sales and distribution of a full range of breakfast cereals and snack cereal bars, mainly consisting of private labels. Dailycer also comprises the chocolate sprinkles company Delicia in Tilburg, the Netherlands and the dried soup activities of Telford Foods in the United Kingdom.

Strategy
As Europe's prime producer of private label breakfast cereals, Dailycer's strategy is aimed at solidifying and growing its position as a partner of the trade. A consistently high level of service quality and technology to ensure a comparable quality to the A-brands form the basis for the successful implementation of Dailycer's growth strategy. Other success factors

include strict cost control in view of the frequent changeovers in production runs which are typical for a private label manufacturer.

Market developments
Convenience is the driving force in the consumer's choice for breakfast. Busier lifestyles create a culture, which is illustrated by the 20% annual growth in the segment of breakfast cereal bars. In order to respond to this growing demand, Dailycer will expand its production of bars.

The health-oriented sector of the market is shifting towards tastier mixed grain flakes. Dailycer is in a good position to respond to these changes in consumer preference with its strong portfolio of products containing functional ingredients such as multigrain flakes.

Also, first half 2000 saw strong sales in organic breakfast cereals, both under the Cheshire brand and as private label.
The total market continues to grow modestly.

Risk profile
Almost all European supermarket chains rank among Dailycer's customer base, the top 20 of which represent 70% of sales. In first half of 2000, Dailycer experienced a further consolidation of its French customer base.

Results and outlook

Cereals

x EUR million	**First six months 2000**	First six months 1999
Sales	**115.6**	109.1
Operating result	**8.2**	6.8
ROS	**7.1%**	6.2%
Average capital employed	**105.8**	102.1
ROI	**15.5%**	13.3%
Delta economic premium	**1.0**	0.5
Average goodwill	**81.1**	81.1
ROIC	**8.8%**	7.4%

The autonomous sales increase of 1% was in line with expectations. The ROS increased from 6.2% in the first half of 1999 to 7.1% in the first half 2000. Good capital control enabled the ROIC to increase from 7.4% to 8.8%.
It is expected that this growth in result will mitigate in the second half of the year. However the result for full 2000 will, in line with our expectations, slightly exceed 1999 levels supported by the good first half year.

Campari
Campari continued its good performance and closed the first halfyear with an increased result over last year. Our 35% share in their results amounted to EUR 11.3 million versus EUR 10.9 million in the first half of 1999.

Executive Board
Koninklijke Wessanen nv

Wessanen

INTERIM STATEMENT 2000 – KONINKLIJKE WESSANEN NV

Consolidated income statement

X € 1 million	First six months 2000	First six months 1999
Sales	1,865.1	1,332.4
Operating expenses	1,800.3	1,286.1
Operating result	64.8	46.3
Financial income and expenses, net	(18.8)	(8.4)
Income from ordinary activities before taxes	46.0	37.9
Income taxes	(17.7)	(14.8)
	28.3	23.1
Income from participation's	11.4	11.0
Net income from ordinary activities	39.7	34.1

Consolidated balance sheet

x € 1 million	June 30, 2000	December 31, 1999
Fixed assets	705.6	661.2
Current assets	844.2	829.5
	1,549.8	1,490.7
Group equity	537.8	561.8
Provisions	31.2	39.3
Long term liabilities	162.6	253.9
Short term liabilities	818.2	635.7
	1,549.8	1,490.7

Financial highlights

ROS *	3.5%	3.5%
Group equity as a percentage of total assets	34.7%	37.7%
Financial information per share of NLG 2.00		
Net income per share in € - cent	46.3	39.7
Interim dividend per share in € - cent	15.0	15.0
Average number of shares outstanding	85,825,200	85,941,780

* Operating result as a percentage of net sales.

Wessanen

Consolidated statement of Cash Flows

X € 1 mln	First six months 2000	First six months 1999
Operating activities		
Net income from ordinary activities after taxes	39.7	34.1
Depreciation Property, Plant and Equipment	28.6	25.0
	68.3	59.1
Changes in working capital and provisions	29.6	16.6
Income from investments in associates	(11.4)	(10.8)
Cash flow from operating activities	86.5	64.9
Investments		
Property, Plant and Equipment, net	(30.4)	(19.8)
Financial fixed assets	4.3	(2.8)
Purchase price acquisitions	(63.7)	(154.1)
Cash flow from investing activities	(89.8)	(176.7)
Financing		
Short-term financing	51.1	125.1
Purchase of own shares	(23.3)	-
Dividends paid	(31.5)	(30.3)
Cash flow from financing activities	(3.7)	94.8
Change in cash	(7.0)	(17.0)

Shareholders ' equity	June 30, 2000	December 31 1999
Balance of beginning year	561.0	601.6
Increase resulting from stock dividend	5.6	5.7
Net income	39.7	81.6
Interim dividend	(13.0)	(12.9)
Final dividend	-	(37.0)
Goodwill	(46.4)	(126.7)
Purchase of own shares	(23.3)	-
Translation adjustments	13.2	48.7
Balance June 30, 2000, respectively December 31, 1999	536.8	561.0

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Amstelveen, August 30, 2000
(10:00 a.m.)

Prof EM Meijerslaan 2
P.O.Box 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Production cooperation Leerdammer Company and Uniekaas

The Executive Board of Koninklijke Wessanen nv announces that her cheese company Leerdammer Company B.V. has reached an agreement in principle for one of her plants, the production facility in Dalfsen (Netherlands), with Uniekaas Holding B.V. The agreement is to put this facility in a joint venture 60% owned by Uniekaas and 40% by Leerdammer Company.

Uniekaas and Leerdammer Company will source branded cheese from this joint venture company for their own sales.

With this cooperation a better utilization of the production capacity with branded products will be realized. In the Dalfsen plant around 80 people are employed. This transaction has no consequences for the employment.

As from next year this transaction will have a positive influence on the result of Leerdammer Company. This step stresses again the focus on the marketing of the Leerdammer brand.

Executive Board
Koninklijke Wessanen nv

Registered in
Amsterdam nr 33145851

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Prof EM Meijerslaan 2
P.O.Box 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, July 26, 2000
(8:30 a.m.)

Notification of holding

The Executive Board of Koninklijke Wessanen nv announces the receipt from Campina Melkunie U.A., Zaltbommel, the Netherlands, of a notification of a 10% holding in the capital of the company. This procedure is in compliance with the Disclosure of major holdings in listed companies Act 1996.

Executive Board
Koninklijke Wessanen nv

Registered in
Amsterdam nr 33145851

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Amstelveen, July 7, 2000
(8:30 a.m.)

Prof EM Meijerslaan 2
P.O.Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Wessanen announces acquisition of European market leader in natural foods

The Executive Board of the Dutch-based international food group Koninklijke Wessanen nv yesterday reached an agreement with main shareholders of the French Distriborg Group to acquire 51% of Distriborg's shares at Eur 77 per share. Wessanen intends to launch a tender offer at the same price for the remaining shares, which are quoted on the Paris "second marché" stock exchange. The total purchase price for 100% of the shares will amount to Eur 115 million. Wessanen will also assume Eur 35 million of Distriborg's debts.

With expected sales of Eur 250 million in 2000, Distriborg is the leading European marketer of natural and specialty foods[1]. Products of the group are sold to both supermarket chains and health food shops. With this acquisition, Wessanen will participate in one of the fastest growing segments of the food industry in Europe. It complements the company's efforts to become a major global player in natural and specialty foods. Wessanen is already present in this segment through it's subsidiary Tree of Life, the leading US player with expected sales of Eur 1.8 billion in 2000. There will be a perfect fit between the activities of Distriborg and Tree of Life because of complementary markets and combining the marketing and distribution expertise in the natural and specialty foods market.

This acquisition will be consolidated as of August and is expected to make a modest immediate contribution to the earnings per share of Wessanen.
The transaction is expected to be completed in October. Wessanen will finance this acquisition via the available credit facilities.

Wessanen

The growth strategy of Wessanen places priority on the expansion of natural and specialty foods activities, which form a major and attractive fast growing niche in the global food market. It firmly believes that the consumer trends towards increased attention to health and wellness and the high demand for individualized products offer tremendous added value opportunities.

Executive Board
Koninklijke Wessanen nv

Further information for the press
A.C. Kwak, tel. (+)31 20 547 9540

[1] Natural foods include health food and organic products, vitamins, supplements and herbs, while specialty foods include gourmet and ethnic foods from around the world.
Background information

Background information

1- Rationale

Having established through Tree of Life its national distribution network in the US, Wessanen focused on Europe as a logical next step forward considering the rapid growth of the natural and specialty foods market and the high market fragmentation in Europe.
Being the leading marketer of natural and specialty foods in Europe, Distriborg offers Wessanen the perfect platform to launch its further international expansion in this segment.

Tree of Life and Distriborg offer a perfect fit since they serve the same type of health conscious consumers in two major and complementary markets.
This leads to opportunities in the following areas:

- the ability to offer a Pan-American and Pan-European distribution network of own and third party brands,
- shared consumer and product knowledge,
- the sharing of specific multi-branding expertise of Distriborg and
- the opportunity to benefit from the logistic expertise of Tree of Life.

2- Financing

The shares of Distriborg were closely held. The current CEO, Mr R. Pelen and related parties controlled 51%. The other shares are publicly listed on the stock exchange "second marché" in Paris. Agreement has been reached to acquire 51% of the shares and an offer for the other shares will be made shortly in accordance with French stock exchange regulations at the same price of Eur 77 per share. Eur 77 per share represents a premium of about 60% compared to the closing price of the thinly traded Distriborg as of July 5. We expect to finalize the total transaction around October 2000. The increased debt as a consequence of funding this acquisition will increase the debt to equity ratio to approximately 1.4 and will have a slightly negative effect on Wessanen's interest coverage ratio.
The acquisition of Distriborg includes a goodwill amount of Eur 115 million (assuming a 100% of the company is acquired), which in accordance with Wessanen's accounting policies will be written off against the equity account.

3- Profile of Koninklijke Wessanen nv

Koninklijke Wessanen is a Dutch based food multinational active in the United States, Europe and Asia, with Eur 3 billion in sales in 1999. 75% of sales comes from the US through its natural and specialty foods division, Tree of Life, and its dairy division, Marigold Foods, Crowley Foods and American Beverage Corporation. In Europe, the company is active in cheese, breakfast cereals and convenience foods. Its primary companies are Leerdammer Company, Dailycer and Beckers.

Wessanen's ordinary shares are listed on the Amsterdam, London, German and Swiss stock exchanges and trade in the US in ADR form. Each ADR is equal to one ordinary share and prices may be accessed on the NASD OTC Bulletin Board under the symbol KNKWY. Prices for the ordinary shares may be accessed on Bloomberg under the symbol WESS NA.

4- Distriborg
With expected sales of Eur 250 million in 2000, Distriborg is the leading European marketing and distribution organisation of natural and specialty foods. The group has built a unique position in the French market in 30 years and more recently extended its business to the United Kingdom, Italy, Belgium, The Netherlands and Spain, through either acquisitions or green-field operations.
Distriborg sales are equally split between supermarkets and health food shops. It promotes its own brands in both channels. The Distriborg brands account for more than 50% of the total sales.

In the supermarket channel Distriborg principally sells its own brands, which are targeted at the specialised health corner. Its largest brand is Bjorg, positioned in the organic/nutrition segment. Bjorg's dry range reached a 44% market share of the French dry organic market in 1999 and is still gaining market share. In 1999, Distriborg bought the Gayelord Hauser brand from Danone which holds the number 2 position in the dietetic market with 14% market share in 1999. Other brands such as Vivis, Equilibrance, Vendomine and Athlon complete Distriborg's wide offer of health niche products.
Distriborg has a 13% market share of the natural foods market in the supermarket channel in Italy.

Another division of the group distributes specialty foods to supermarkets in France.

In the health food shop channel Distriborg distributes third party products along with its own brands Bonneterre and Evernat. This complete product range coupled with strong trade marketing, ensures its strong position in France today. Its British subsidiary Brewhurst has a 15% market share of the health food shop segment in the United Kingdom.

The company operates from Lyon, where its headquarters and largest distribution centre are located, and from different decentralized subsidiaries. All its distribution centers are adapted to handle niche products. It has no production facilities. The company employs 800 people.

The small French retail chain in organic food, La Vie Claire, currently owned by the Distriborg Group, will not be part of the transaction and its sales are not included in the Distriborg sales number of Eur 250 million.

5- Tree of Life

Tree of Life is the largest subsidiary of Wessanen. With expected sales of Eur 1.8 billion in 2000, it is the premier marketing and distribution company for natural and specialty foods in the United States.

Tree of Life built a unique nationwide distribution network in natural and specialty foods through organic growth and acquisitions. It now operates out of 19 state-of-the-art distribution centres strategically located around the US and Canada. It employs over 6,000 people.

Tree of Life supplies both the health food shop channel and the leading supermarket chains and supplies a total of in excess of 20,000 retail outlets. Its current leading position was gained through the breadth and innovative character of its assortment with over 30,000 products and the quality and innovation of its trade marketing programmes.

Tree of Life has become the main category manager of niche innovative foods for several leading supermarket chains. It supplies them with ethnic and gourmet foods and also manages the "Natural Food" corner of some of the main American supermarket chains with its "store within a store" concept.

For further information:
www.Wessanen.com
www.Treeoflife.com
www.Distriborg.com

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Prof EM Meijerslaan 2
Postbus 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, June 19, 2000
(02:30 p.m.)

SHAREHOLDERS CAMPARI EXPLORE IPO

Wessanen refers to today's announcement from Campari stating that Campari's shareholders, i.e. the Garavoglia family, Wessanen and UBS have agreed to explore an Initial Public Offering of Campari. No firm decision has been taken on the timing of such an IPO, but it is tentatively expected to take place in 2001.

Wessanen will reduce its current 35% interest in Campari in connection with an IPO.

More announcements will be made closer to the time of the IPO.

Executive Board
Koninklijke Wessanen nv

Registered in
Amsterdam nr 33145851

Wessanen
Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 17, 2000
(08.30 a.m.)

Wessanen focuses on Health and Wellness and will divest dairy activities

The Executive Board of Koninklijke Wessanen nv ("Wessanen") announces its intention to divest its European and US dairy operations as part of Wessanen's continuing strategic realignment to a business focused on the Health and Wellness market. The focus on this high growth market resulted in the acquisition of European health food distributor Distriborg, earlier this year. With this acquisition, Wessanen created a platform to expand in Europe building upon the leading position already held in the United States with its Tree of Life operations. The divestiture of the dairy businesses will strengthen Wessanen's strategic focus and will enable further expansion in the Health and Wellness market.

Today Wessanen generates with these activities annual sales of more than EUR 2 billion. "We believe we have a leading edge in this fast growing market thanks to our unique combination of in depth knowledge of the health and quality conscious consumer and the strong position we have in distribution", comments Mac Zondervan, chairman of the Executive Board of Wessanen. "Also our branding and marketing competencies and experience in the out of home channel give us a very strong position from which we can fulfill our growth ambitions", Zondervan continues. To further expand in this market, Wessanen will execute an active acquisition strategy. The divestiture of the dairy activities fits in with this strategy.

The dairy operations of Crowley Foods and Marigold Foods in the United States, as well as the Leerdammer Company in Europe, have successfully developed key positions in their respective markets.

Leerdammer Company is market leader of branded cheese products in Europe. Leerdammer is the largest cheese brand in this region.

Both Crowley Foods based in Binghamton, New York and Marigold Foods, based in Minneapolis, Minnesota, are market leader in their regions. They manufacture, distribute and market a variety of branded and innovative specialty dairy products. The companies

sell and distribute their products to retail outlets, such as traditional supermarkets and convenience store chains, as well as foodservice customers throughout the Mid-West and the East of the United States. Wessanen is the fourth largest dairy producer in the United States, with major brands including Kemps, Crowley and Penn Maid.

In 1999 the dairy activities in Europe and the United States contributed EUR 1.2 billion to the total turnover of Wessanen. Their contribution to the operating result amounted to EUR 52 million.

Koninklijke Wessanen nv is a Dutch-based multinational, which produces, distributes and markets natural and specialty foods. Wessanen generates annual sales of EUR 4 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Dusseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Executive Board
Koninklijke Wessanen nv

Further information for the press and analysts

Timo de Grefte, Staff Director Corporate Development & Communications
phone: +31 (0)20 547 95 29
fax: +31 (0)20 547 95 01
e-mail: t.grefte@wessanen-hq.com

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Prof EM Meijerslaan 2
Postbus 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, April 12, 2000
(02:00 p.m.)

GOOD FIRST QUARTER WESSANEN

During the General Meeting of Shareholders of Koninklijke Wessanen nv this afternoon in Amsterdam the Executive Board will repeat the expectation that net income from ordinary activities will increase this year 10-15%.
It will be reported that the first quarter has been closed satisfactorily with an increase of the result close to the upper limit of this range. All groups showed an improvement of the results.

Further it will be reported that the earlier announced acquisition of Oak Grove Dairy, Minnesota, U.S.A., with sales of EUR 47 million, by Marigold Foods, Inc., has been closed after the necessary governmental approvals had been obtained.
As indicated before this acquisition will already this year contribute positively to the increase of the profit per share.

Executive Board
Koninklijke Wessanen nv

Registered in
Amsterdam nr 33145851

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Prof EM Meijerslaan 2
Postbus 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, March 1, 2000
(1:00 p.m.)

Wessanen reports net income increase of 16.2% for 1999

General
In Wessanen's first year of operations as a company totally refocussed on food activities, the Group experienced a significant improvement in profitability, strengthened its market positions and realligned the organization to focus on shareholder value generation. Within a year of Wessanen's exit from spirits and wines, the increase in profits from our food businesses has more than replaced the contribution from these divested activities.

Wessanen delivered 1999 net income from ordinary activities of EUR 81.6 milllion (1998: EUR 70.2 million), an increase of 16.2%, slightly higher than the outlook given in December 1998. The growth in net income from ordinary activities excluding our minority interest in Campari was even stronger at 23.5%, representing an increase from EUR 49.8 million to EUR 61.5 million. Based on the average number of outstanding shares net income from ordinary activities per share in total 1999 amounted to EUR 0.95 (1998: EUR 0.82).

All product categories contributed to this improvement. Wessanen benefitted from positive developments in a number of its key markets that negatively impacted profitability in 1998, and also made good progress in driving growth by acquisitions. A strong single contributor to the rise in earnings was Tree of Life, the US leader in natural and specialty foods marketing and distribution, which now accounts for 42% of Wessanen's annualized sales.

Operating result increased by 25.4% in comparison with 1998 total, to EUR 120.5 million (1998: EUR 96.1 million). Of this increase, 19.3% is a result of organic growth, 1.7% is the balance of acquisitions and divestitures, and 4.4% is due to the positive impact of currency movements. Excluding the divested spirits and wines' operating result 1998 contribution of EUR 12.4 million, Wessanen delivered an operating result growth of 44%.

Net sales increased by 15.1% to EUR 3,016 million (1998: EUR 2,620 million). The 1998 figure includes EUR 196 million net sales of the divested spirits and wine activities.
During the year 1999, Wessanen acquired businesses with annual sales totaling EUR 640 million.

Outlook 2000
The structural changes of the past years will continue to make a positive contribution to our results in 2000. Before further acquisitions and possible divestments, and based on the exchange rates at the end of 1999, we expect net income from ordinary activities to increase by 10 -15% for 2000.

This outlook is based on a further improvement of the operating result of all three groups, a stable result at Campari, increasing interest expenses as a result of extra financing costs following acquisitions and a slight decrease in the tax rate.

Registered in
Amsterdam nr 33145851

Dividend

For the fiscal year 1999, an unchanged dividend of EUR 0.58 per common share will be proposed to the Annual General Meeting of Shareholders. Taking into account the EUR 0.15 interim dividend, the final dividend will amount to EUR 0.43.

Shareholders will have the option to receive the proposed final dividend, payable as of April 26, 2000, either entirely in cash or as 1% in shares to be charged against the paid-in surplus, plus an amount in cash to be announced on April 6, 2000.

Operational review

Natural & Specialty Foods

The company's strong growth over the past few years has been boosted by its its successful track record as the consolidator of the natural and specialty foods industry. Aside from strengthening its regional coverage through fill-in acqusitions, Tree of Life is able to raise operating margins of acquired companies by leveraging its operating economies of scale and customer relationships. In 1999, Tree of Life acquired the specialty foods companies Hagemeyer Foods USA and A-1 International Foods. These acquisitions increase Tree of Life's annualized sales close to USD 600 million, considerably boosting Tree of Life's existing position across the United States. The acquisition in 1999 of Ashley Koffman in Toronto was Tree of Life's first move to expand operations beyond the United States.
Total 1999 net sales of the Natural & Specialty Foods group amounted to EUR1,275.7 million (1998: EUR 820.9 million). Total operating result realized in 1999 was EUR 39.1 million (1998: EUR 28.0 million).
Tree of Life's outlook for 2000 continues to be positive. The integration process will continue and ensuing synergy effects of the 1999 acquisitions will be realized. In addition organic growth will result in an increase of operating result with margins expected to remain roughly the same.

Dairy

Dairy USA

Marigold Foods in July 1999 further extended the scope of its Midwestern leadership with the acquisition of Gillette Dairy of the Black Hills and Nebraska Dairies in line with our US Dairy strategy to expand and broaden our existing strong regional positions. The same applies for the pending acquisition of Oak Grove Dairy announced separately today. Crowley Foods strengthened its position in the North-East. The acquisition of Norbev in Salem, Massachusetts, in April 1999 was a considerable boost to our beverage company ABC's existing strong position in the kids' fruit flavored drinks market across the United States.
Total 1999 net sales of the Dairy USA activities amounted to EUR 1,036.8 million (1998: EUR 897.0 million). Total operating result realized in 1999 was EUR 41.4 million (1998: EUR 29.8 million).
Given stable butterfat prices along with volume growth the year 2000 is again expected to deliver increased profitability.

Dairy Europe

The performance of the European dairy company Baars International improved in 1999 thanks to increased sales of Leerdammer and lower milk prices. The accelerated introduction of a series of Leerdammer varieties was successful and the launch of Leerdammer cheese spread in Germany, our most important market, exceeded expectations. Dairy Europe's strategy in the years to come will focus on further strengthening the Leerdammer brand.
Total 1999 net sales of Dairy Europe activities amounted to EUR 311.0 million (1998: EUR 315.6 million). Total operating result realized in 1999 was EUR 18.1 million (1998: EUR 14.9 million). It is expected that 2000 will show an increase in sales and operating result by focusing on Leerdammer.

Convenience Food and Cereals

Convenience Food

The entire European meat sector suffered the negative effects of dioxin-contaminated animal feed in 1999. Thanks to years of investments in quality, effective precautionary measures and a rapid response, we were able to limit the damage from the dioxin problem to virtually nil.
The Convenience Food Group has recovered well after the losses from our Thai operation in 1998 and Beckers continued the improvement of its performance by increased margins and new product introductions.
Total 1999 net sales of the convenience food activities amounted to EUR 164.7 million (1998: EUR 167.3 million). Total operating result realized in 1999 was EUR 5.8 million (1998: minus EUR 4.1 million).
As a consequence of structural measures we have taken, together with the introduction of innovative products the outlook for 2000 is positive. The position in meat and poultry specialties in the German out-of-home market was strengthened with the acquisition earlier this year of Karl Kemper and Vegeta, which specializes amongst others in vegetarian products. Kemper and Vegeta book combined annual sales of EUR 30 million. Dramatic changes in raw material prices are not foreseen. The operating result is therefore expected to improve, also due to a further increase in margins.

Cereals

Due to the focus on specialties Dailycer improved its performance both in France and the UK in a market which showed slower growth than before. To meet the growing demand for specialty cereals substantial investments have been made to expand production capacity justified by continuing satisfactory return on sales.
Total 1999 net sales of the cereals activities amounted to EUR 227.8 million (1998: EUR 223.8 million). Total operating result realized in 1999 was EUR 16.1 million (1998: EUR 15.1 million). In the year 2000 a further, be it modest, increase of operating profit is expected.

Campari

Last year was once again a good year for Campari, with all brands booking further progress. The result of our participation in Campari amounted to EUR 20.1 million in 1999, compared with EUR 20.4 in the previous year. There was a slight increase in the tax rate. We consider the return on our 35% stake in Campari extremely satisfactory, but we still regard this as a non-strategic minority participation.

Financial results

Net interest expenses decreased to EUR 20.1 million (1998: EUR 24.5 million). The reduced financing expenses as a result of the proceeds from the spirits and wine divestments in 1998 were virtually offset in 1999 by acquisitions financing totalling EUR 258.9 million. Interest-bearing debt at the end of 1999 stood at EUR 437.9 million (EUR 148.5 million in 1998), of which around 80% in USD.

Executive Board
Koninklijke Wessanen nv

Key dates

Annual General Meeting of Shareholders	April 12, 2000
Publication midyear results 2000	August 30, 2000
Publication total results 2000	February 22, 2001
Annual General Meeting of Shareholders	April 4, 2001

Company profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands with its main activities in the United States and Europe.
Tree of Life is the US leader in the marketing and distribution of natural and specialty foods. Natural foods include health food and organic products, vitamin supplements and herbs, while specialty foods comprise gourmet items and ethnic foods from around the world.
Wessanen's dairy activities in the United States focus on the distribution and marketing of a full range of dairy products, produced by Marigold Foods in the Midwest and Crowley Foods in the East. Kemps and Crowley are the main brands. Consolidated in the dairy activities is American Beverage Corporation (ABC), which produces, markets and distributes fruit drinks and cocktail mixes across the total U.S.A.
Wessanen's dairy activities in Europe operate under the Baars International name and concentrate solely on the production, distribution and marketing of branded cheese. Accounting for 90% of sales, Leerdammer is Baars' main brand and the largest cheese brand in Europe.
Wessanen's Convenience Food Group produces, distributes and sells a broad range of frozen snacks and meal components. The major brand name of the group is Beckers.
Dailycer is Wessanen's breakfast cereals company focused on the production, distribution and sale of a full range of breakfast cereals, almost entirely of private labels.

Note to the editor:

For further information contact Mr A.C. Kwak, +31 (0) 20 547 94 10.

Koninklijke Wessanen nv
Annex to Pressrelease, March 1, 2000

Consolidated Income Statement

In € mln

	1999	1998
Sales	3,016.0	2,620.1
Operating expenses	2,895.5	2,524.0
Operating result	120.5	96.1
Financial income and expenses, net	(20.1)	(24.5)
Income from ordinary activities before taxes	100.4	71.6
Income taxes	(39.0)	(28.6)
	61.4	43.0
Income from participations	20.5	21.2
Minority interest	(0.3)	6.0
Net income from ordinary activities	81.6	70.2
Extraordinary income and expenses after taxes	0.0	69.1
Net income	81.6	139.3

Consolidated balance sheet

In € mln

	31-Dec-99	31-Dec-98
Fixed assets	661.2	535.9
Current assets	829.5	575.0
	1,490.7	1,110.9
Group equity	561.8	583.7
Provisions	39.3	52.5
Long term liabilities	253.9	145.9
Short term liabilities	635.7	328.8
	1,490.7	1,110.9

Financial highlights

ROS*)	4.0%	3.5%
Group equity as a percentage of total assets	37.7%	52.5%
Financials per share		
Net income per share	0.95	0.82
Final dividend (proposal)	0.58	0.58
Average number of shares outstanding	85,947,600	85,470,612

*) Operating result (current activities) as a percentage of net sales

Wessanen

Koninklijke Wessanen nv

03 AUG -5 AM 7:21

PRESS RELEASE

Prof EM Meijerslaan 2
Postbus 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, March 1, 2000
(1:00 p.m.)

U.S. DAIRY ACQUISITION WESSANEN

The Executive Board of Koninklijke Wessanen nv announces that Marigold Foods, Inc., its dairy company in the Midwest USA, has reached agreement to acquire Oak Grove Dairy, Norwood Young America, Minnesota.

Oak Grove Dairy is a processor of fluid milk and related dairy products with distribution in Minnesota and Wisconsin and employs 130 people.
Its 1999 sales amounted to USD 45 million.

This acquisition provides Marigold with the opportunity to increase market share and critical mass in the Midwest in line with Wessanen's U.S. dairy strategy to expand and strengthen its existing strong regional positions.

The acquisition is subject to government approval and will be completed as soon as this approval is received.

The acquisition will be paid in cash and will directly contribute to the earnings per share.

Executive Board
Koninklijke Wessanen nv

Registered in
Amsterdam nr 33145851

Wessanen

Koninklijke Wessanen nv

PRESS RELEASE

Prof EM Meijerslaan 2
Postbus 410
NL – 1180 AK Amstelveen
Telephone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01

Amstelveen, January 7, 2000
(08:30 a.m.)

WESSANEN STRENGTHENS CONVENIENCE FOOD GROUP WITH GERMAN ACQUISITIONS

The Executive Board of Koninklijke Wessanen nv announces that its Convenience Food Group has reached an agreement on the acquisition of two companies in Germany, Karl Kemper GmbH, Borken, and Vegeta GmbH, Cologne.

Karl Kemper is active in frozen meal components, predominantly chicken and meat specialties and vegetarian products.
Vegeta is fully specialized in vegetarian products.
Both companies enjoy a strong position in the food service and out of home market.
Combined sales amount to EUR 30 million employing 240 people.

These acquisitions will considerably strengthen the position of the Convenience Food Group of Wessanen on the German market. Next to its own sales in this growing market segment Kemper will from now on handle Beckers' sales in the German food service market sourcing the chicken specialties from Golden Foods International, the Thai entity of the Convenience Food Group.

Both acquisitions which will be consolidated as of January 1, 2000, will be paid in cash and contribute immediately to the earnings per share in the year 2000.

Executive Board
Koninklijke Wessanen nv

Note to the editor:
For further information: Mr A.C. Kwak **31 20 5479410

Registered in
Amsterdam nr 33145851

Wessanen

PRESS RELEASES 2001
ID #82-1306


Wellness
gy
balance
aring
licious
yourself

Koninklijke Wessanen nv

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 954 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, December 20, 2001
(08:30 am)

Wessanen divests activities in Thailand

The Executive Board of Koninklijke Wessanen nv announces that Golden Foods International, Co., Ltd (GFI), Bangkok, Thailand, and Golden Foods Marketing GmbH (GFM), Germany have been sold to Grampian Country Food Group Ltd, Aberdeen, UK.
Total annual sales of GFI and GFM amounted to approximately EUR 70 million in 2000.

The divestiture of GFI and GFM is a major step in Wessanen's ongoing strategic focus on natural, healthy foods and specialties for the health and quality-conscious consumer. In this respect the poultry activities no longer fit in with our strategy. Agreements have been made with the purchaser on continuing the supply of chicken meat to our successful European convenience food companies.

The activities were sold at approximately book value. Writing off part of the goodwill paid in the past will result in an extraordinary charge of approximately EUR 30 million. In line with earlier announcements the divestments of the interest in Campari and the dairy activities in the United States will result in extraordinary income totalling more than EUR 140 million.

With annual sales of almost GBP 1.5 billion Grampian Country Food Group is a leading food company in the UK, in particular aimed at producing poultry and pig meat.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

Press release

03 AUG -5 AM 7:21

Koninklijke Wessanen nv

Prof.EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 94 11
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 19, 2001
(1:00 p.m.)

Reduction of capital Wessanen approved

The General Meeting of Shareholders of Koninklijke Wessanen nv held this morning has approved the adjustment of the capital structure by reducing the number of outstanding shares by 10% and the cancellation of the shares bought back in the market.

The number of outstanding shares will be reduced by 10% by way of adjusting the capital structure (the so-called Kempen-route), to which no Dutch income and dividend tax is applicable. This will be achieved by the structure of the transaction, which consists of (1) converting part of the share premium reserve into nominal share capital, (2) reducing the nominal share capital thus adjusted by redeeming to shareholders a cash amount of EUR 0.92 for each share held, corresponding with 10% of the closing share price on October 2, 2001, and (3) consolidating every ten existing shares into nine new shares.

Following this approval by the General Meeting of Shareholders, Wessanen strives to complete the reduction of the share capital in combination with the capital repayment before the end of 2001, taking into consideration a waiting period of two months in accordance with Dutch law.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Corporate Secretary,
phone: 020 547 9410, e-mail: g.garmaat@wessanen-hq.com.

Handelsregister Amsterdam
KvK Amsterdam nr 33145851

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 94 11
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 19, 2001
(08.30 a.m.)

Wessanen maintains outlook for full year 2001

At the General Meeting of Shareholders of Koninklijke Wessanen nv that will take place this morning concerning the adjustment of the capital structure and the cancellation of the shares that have been bought back in the market, the Executive Board will make the following announcements:

- Wessanen maintains its outlook for full year 2001;
- Share buy back in the market now totals 5.8%.

Wessanen maintains outlook for full year 2001

For the full year 2001 Wessanen maintains the earlier announced expectation that the operating results of the core activities, which exclude the dairy activities, will increase by at least 15% as compared to 2000. The company also maintains the expectation that the net income from ordinary activities over the full year 2001 will amount to EUR 75-80 million. In addition, the execution of the wellness strategy is developing according to plan. Since midyear 2000 Wessanen has acquired EUR 500 mln of new sales in Natural and Specialty foods.

Share buy back in the market now totals 5.8%

On October 3, 2001 the Executive Board announced the intention to reduce the number of (depositary receipts of) outstanding shares with a maximum of 17% by means of a combination of adjusting the capital structure (10%) and buying back shares in the market (7%).

As per today 5,056,678 shares have been bought back in the market at an average price of EUR 9.78.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Corporate Secretary,
phone: 020 547 9410, e-mail: g.garmaat@wessanen-hq.com

Handelsregister Amsterdam
KvK Amsterdam nr 33145851

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 3, 2001
(8:30 a.m.)

Wessanen to reduce number of outstanding shares with a maximum of 17%

In line with earlier announcements the Executive Board of Koninklijke Wessanen nv announces that, after the successful sale of its US dairy activities, it intends to reduce the number of (depository receipts of) outstanding shares with a maximum of 17% by means of a combination of an adjustment of the capital structure and buying back shares in the market.

The number of outstanding shares will be reduced with 10% by way of adjusting the capital structure (the so-called Kempen-route), to which no Dutch income and dividend tax is applicable. This will be achieved by the structure of the transaction, which consists of (1) converting part of the share premium reserve into nominal share capital, (2) reducing the nominal share capital thus adjusted by redeeming to shareholders a cash amount of EUR 0.92 for each share held, corresponding with 10% of the closing share price on October 2, 2001, and (3) consolidating every ten existing shares into nine new shares.

Adjusting the capital structure will be proposed to an Extraordinary General Meeting of Shareholders to take place on October 19, 2001. After approval, the adjustment of the capital structure will become effective approximately two months after this date, due to legal requirements. Kempen & Co is acting as Wessanen's financial advisor in adjusting the capital structure.

In addition to the adjustment of its capital structure, Wessanen will also buy back a maximum of 7% outstanding shares in the market.

Wessanen intends to finalize both the adjustment of the capital structure and the buy back of shares before the end of the year.

By reducing the number of shares outstanding, Wessanen's capital structure will be further optimized, following the sale of both substantially all its interest in Campari and the sale of its US dairy activities.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

Also after the reduction of outstanding shares, Wessanen will continue to have a strong balance sheet, facilitating further acquisitions in executing the wellness strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 55
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 26, 2001
(8:30 a.m.)

Divestiture of Wessanen's American dairy activities completed

The Executive Board of Koninklijke Wessanen nv announces that the divestiture of its dairy activities in the United States, Crowley Foods, Inc., Binghamton, New York, and Marigold Foods, Inc., Minneapolis, Minnesota, to National Dairy Holdings L.P., Dallas, Texas, has been completed. The selling price of USD 400 million will result in a book profit of at least EUR 40 million.

The acquisitions by National Dairy Holdings will provide the opportunity for Crowley Foods and Marigold Foods to become a cornerstone of a premier US dairy operation and to continue their tradition of operational excellence and leadership in their respective regional markets.

The proceeds of this divestiture will be utilized for the further execution of our wellness strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer.

Furthermore, in line with earlier announcements, we will shortly commence the buy-back of shares. Notification of the specifics pertaining to share buy-back will follow.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager,
phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 29, 2001
(1:00 p.m.)

Increase mid year results Wessanen in line with expectations

- Mid year results in line with previous announcements:
  - net profit increases by 3.5% to EUR 41.1 million
  - operating result of the core activities increases by 19.7%
- Execution of strategy runs according to plan
- Outlook full year 2001 maintained

Mid year results 2001 in line with previous announcements

In line with previously announced expectations net profit from ordinary activities increased by 3.5% from EUR 39.7 million in the first half of 2000 to EUR 41.1 million in the first half of 2001. Based on the average number of outstanding shares on 30 June 2001 net earnings per share amounted to 48.6 eurocents (2000: 46.3 eurocents), an increase of 5%. The positive effect of the increased exchange rates, in particular that of the US dollar versus the Euro, amounted to EUR 3.5 million on operating result and EUR 1.0 million on net profit.

In the first half of 2001 the operating result (EBIT) showed a modest decrease as compared to the first half of 2000 and amounted to EUR 63.1 million (2000: EUR 64.8 million). The bookyear 2001 is the first year in which Wessanen amortizes goodwill as a result of acquisitions. This has resulted in an operational charge of EUR 0.6 million as goodwill amortization in the first half of 2001.
The operating result of the core activities, thus excluding the American dairy activities and Leerdammer Company, increased by 19.7% as compared to the first half of 2000.

In the first half of 2001 sales increased by 13.4% to EUR 2,116 million, composed of a 9.7% increase as a result of acquisitions, an increase of 5.5% as a result of (higher) exchange rates and a negative autonomous growth of 1.8%. The autonomous growth figure is to a large extent impacted by a 7.5% lower sales figure at the US Natural & Speciality Foods activities against the first half of 2000, however, for a large part influenced by incidental factors such as deliberately discontinued sales and an additional working week in

2000 as compared to 2001. Also the adverse market conditions of vitamins and supplements had a negative impact on our sales.

The overall ROS (operating result before amortization of goodwill as a percentage of sales) decreased from 3.5% in the first half of 2000 to 3.0% in the first half of 2001. This decrease was mainly caused by lower results at the dairy activities and the US Natural & Specialty Foods activities. As a result, the ROIC, the operating result as a percentage of the average invested capital, including goodwill paid in the past, decreased from 9.6% to 7.7%.

We are satisfied with the development of cashflow, although the net debt position corrected for exchange rate fluctuations increased by EUR 15.0 million. The increase of the debt was caused by a number of factors, such as acquisition financing (EUR 53.1 million), dividend payments (EUR 37.3 million) and the buyback of shares (EUR 8.7 million). The 631,750 shares that were bought back cover our outstanding stock option plan.

As a result of acquisitions in 2000 and 2001 the financial expenses increased by EUR 4.7 million to EUR 23.5 million.
The decrease of the effective tax burden is mainly caused by the fiscal compensation of losses from earlier book years.

Execution of strategy runs according to plan

Acquisitions
During the first half of 2001 we made good progress in the execution of our 'wellness' strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer. Wessanen's acquisition policy is mainly targeted at strengthening our position in wellness food markets in Europe, the United States and Canada.

The acquisitions in the first half of 2001 add up to a total annual sales figure of approximately EUR 200 million.
We further expanded our market position in the Netherlands by the acquisition of the Zonnatura brand in February (annual sales EUR 20 million) and the 41% participation in Natudis BV in April (annual sales EUR 50 million). Also as a result of these acquisitions Wessanen is now the market leader in the Dutch wellness food market.
In Germany, the largest European market in this segment, we strengthened our position by the acquisition of Corposan Holding GmbH in June of this year (annual sales approximately EUR 50 million).
The leading market position of Tree of Life in the United States was further reinforced in March of this year by the acquisition of Food for Health, Inc. (annual sales approximately EUR 50 million), which was consolidated immediately into existing operations.

After closing of the first half year in July 2001, we acquired the Canadian distribution company Preisco/Jentash, herewith further strengthening the position of Tree of Life, Inc., in this growth market (annual sales approximately EUR 30 million).

Divestments

In April of this year, following earlier announcements with regard to the divestment of the dairy activities we executed definitive agreements to sell our American dairy activities to National Dairy Holdings L.P., Dallas, Texas, USA. Additional anti-trust inquiries resulted in a delay in the closing of this transaction. We maintain our expectation that we will finalize this divestment at the end of the third quarter of 2001.

Early July 2001 Davide Campari-Milano S.p.A. was listed on the Milan stock exchange. In this IPO Wessanen sold 33.2% of its 35% share at the introduction price of EUR 31.-. The total proceeds for Wessanen amount to EUR 300 million, resulting in a book profit of over EUR 100 million.

Outlook full year 2001 maintained

For the full year 2001 we expect an increase in the operating results of the core activities, which excludes the dairy activities, of at least 15% as compared to 2000. This outlook is based on the anticipated better performance of Tree of Life USA for the full year 2001 as compared to 2000.

Given the discontinuation of our participation in Campari in early July 2001, the expected deconsolidation of the US dairy activities as of the fourth quarter, a sharply decreased contribution of Leerdammer Company and assuming unchanged exchange rates, we maintain our expectation that the net income over the full year 2001 will amount to EUR 75-80 million.

Due to the delay occurring in closing the US dairy, the envisaged buy-back of shares will be executed in the fourth quarter of 2001.

Interim dividend

An unchanged dividend in cash of EUR 0,15 per ordinary share of EUR 1,- will be payable, after deducting dividend tax, effective 12 September 2001.

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.

You will also find our complete interim report 2001 on our website: www.wessanen.com.

Wessanen

INTERIM STATEMENT 2001 – KONINKLIJKE WESSANEN NV

Consolidated income statement

x EUR 1 million	First six months 2001	First six months 2000
Sales	**2,115.7**	1,865.1
Operating expenses	**(2,052.0)**	(1,800.3)
Amortization goodwill	**(0.6)**	-
Operating result	**63.1**	64.8
Financial income and expenses, net	**(23.5)**	(18.8)
Income from ordinary activities before taxes	**39.6**	46.0
Income taxes	**(10.4)**	(17.7)
	29.2	28.3
Income from participations	**12.5**	11.4
Minority interest	**(0.6)**	-
Net income from ordinary activities	**41.1**	39.7

Consolidated balance sheet

x EUR 1 million	June 30, 2001	December 31, 2000
Fixed assets	**843.6**	734.0
Current assets	**1,047.1**	1,013.7
	1,890.7	1,747.7
Group equity	**536.7**	476.9
Provisions	**38.9**	37.8
Long term liabilities	**207.1**	192.0
Short term liabilities	**1,108.0**	1,041.0
	1,890.7	1,747.7

Financial highlights

ROS *	**3.0%**	3.5%
Group equity as a percentage of total assets	**28.4%**	27.3%
Financial information per share of EUR 1.00		
Net income per share in eurocent	**48.6**	46.3
Interim dividend per share in eurocent	**15.0**	15.0
Average number of shares outstanding	**84,571,233**	85,825,200

* Operating result before amortization of goodwill as a percentage of sales.

Wessanen

Consolidated statement of Cash Flows

X EUR 1 mln	First six months 2001	First six months 2000
Operating activities		
Net income from ordinary activities after taxes	**41.1**	39.7
Depreciation property, plant and equipment	**29.9**	28.6
Amortization goodwill	**0.6**	-
	71.6	68.3
Changes in working capital and provisions	**25.4**	29.6
Income from investments in associates	**(3.4)**	(11.4)
Cash flow from operating activities	**93.6**	86.5
Investments		
Property, plant and equipment, net	**(48.4)**	(30.4)
Financial fixed assets	**(6.5)**	4.3
Purchase price acquisitions	**(53.1)**	(63.7)
Cash flow from investing activities	**(108.0)**	(89.8)
Financing		
Short-term financing	**41.2**	51.1
Purchase of own shares / exercise of stock options	**(4.5)**	(23.3)
Dividends paid	**(37.3)**	(31.5)
Cash flow from financing activities	**(0.6)**	(3.7)
Change in cash	**(15.0)**	(7.0)

Shareholders ' equity

	June 30, 2001	December 31, 2000
Balance of beginning year	**473.1**	561.0
Increase resulting from stock dividend	**-**	5.6
Net income	**41.1**	98.2
Interim dividend	**(12.3)**	(13.0)
Final dividend	-	(37.3)
Goodwill	**(1.9)**	(149.9)
Purchase of own shares	**(5.2)**	(22.2)
Translation adjustments	**37.6**	30.7
Balance June 30, 2001, resp. December 31, 2000	**532.4**	473.1

Wessanen

Koninklijke Wessanen nv

Press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 9410
Telefax +31 (0)20 645 9160
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 8, 2001
(8.30 a.m.)

Wessanen further reduces interest in Campari

The Executive Board of Koninklijke Wessanen nv announces that Wessanen's interest in Davide Campari-Milano S.p.A. was further reduced from 5% to 1.8% as a result of a partial exercise of the 'greenshoe' option at the introduction price of EUR 31 by Deutsche Bank and UBS Warburg.
In early July of this year Wessanen sold already 30% of Davide Campari-Milano as part of the initial public offering of Campari shares.

Including this partial exercise of the 'greenshoe' option total gross proceeds to Wessanen amount to EUR 300 million, resulting in a capital gain of over EUR 100 million.

Wessanen will use the proceeds to further execute its 'wellness' strategy of concentrating on healthy, natural foods and specialties for the health and quality-conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: +31 (0)20 547 9410, e-mail: g.garnaat@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 9445
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 18, 2001
(8.30 a.m.)

Wessanen reinforces position in Canadian market

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life Inc., its marketing and distribution company in natural & specialty foods in North America, has reached an agreement to purchase Preisco Foods Ltd. and Jentash Specialty Foods Limited Partnership (Preisco/Jentash Foods), Vancouver, Canada.

Preisco/Jentash Foods distributes specialties and health food to supermarkets and the out-of-home channel in Western Canada, with total sales of approximately CAN$ 42 million. The Preisco/Jentash Foods business will be combined with the Ashley Koffman division of Tree of Life Canada.

The acquisition of Preisco/Jentash Foods fits in with Wessanen's strategy to further concentrate on healthy, natural food and specialties for the health and quality conscious consumer. It will further reinforce Wessanen's network in the Canadian supermarkets and out-of-home channel, thus further expanding Wessanen's position in the North American wellness market.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill. The transaction is expected to close within the next few weeks.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 9451, e-mail: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

Press Release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 95 01
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 3, 2001
(5:00 p.m.)

Wessanen sells its stake in Campari

The Executive Board of Koninklijke Wessanen nv announces that it has sold a share of approximately 30% in Campari S.p.A., the Italian drinks company, at an issue price of EUR 31 per share. Wessanen had a participation of 35% in Campari, the remaining 5% Wessanen has granted as an overallotment option (greenshoe) to Deutsche Bank and UBS Warburg, as joint global coordinators, at the issue price.

Assuming the greenshoe is exercised Wessanen will have sold its entire holding in Campari for gross proceeds of about EUR 315 million with a resultant capital gain of over EUR 100 million.

Wessanen's sale was carried out as part of the initial public offering of Campari shares. Trading of the shares on the Milan stock exchange is expected to commence on July 6, 2001.

Wessanen will use the proceeds to further execute its "wellness" strategy of concentrating on healthy, natural foods and specialties for the health and quality conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Ms Aletta Smaal, phone +31 6 284 384 50, e-mail a.smaal@wessanen-hq.com.

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 13, 2001
(8.30 a.m.)

Reinforcement of position in German health food market with acquisition of the Tartex, Dr Ritter and Allos brands

The Executive Board of Koninklijke Wessanen nv announces that a contract has been signed to acquire Corposan Holding GmbH, based in Baden-Baden, Germany.

Corposan has a leading position in Germany with a number of wellknown brands in the specialized store channel. Tartex, a brand for vegetarian products, has been on the German market for almost sixty years. Pates and spreads represent 70% of Tartex sales and are available in reform stores only. The Dr Ritter brand covers health food products, such as functional food, food supplements and vitamins. Corposan's third main brand, Allos, comprises organic food, such as honey, fruitspreads, mueslis and cereal bars.
In 2000, Corposan's annual sales amounted to approximately DM 100 million. The acquisition will be paid in cash and will directly contribute to the earnings per share. Assuming timely regulatory approval, the transaction is expected to be completed by the end of July 2001.

The acquisition is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. It will provide a network in the German specialized store channel, thus further expanding Wessanen's position in the European wellness market. Furthermore, it will strengthen the base for branded health food products in Europe, following recent acquisitions such as Distriborg, Zonnatura and the participation in Natudis.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 13, 2001
(8.30 a.m.)

Outlook mid year and full year 2001

The Executive Board of Koninklijke Wessanen nv today makes the following announcements:

- Entire 35% participation in Campari to be sold in IPO
- Transfer of Marigold and Crowley delayed due to further anti-trust enquiries
- Outlook mid year and full year 2001

Entire 35% participation in Campari to be sold in IPO

Favorable market conditions and continued focus on our core business have induced Wessanen to decide to sell its entire 35% participation in Campari in the company's planned IPO early July 2001.

Sale of Marigold and Crowley slowed due to additional anti-trust inquiries

Due to the significant nature of impending changes in the U.S. dairy market, particularly those changes resulting from the anticipated merger of Suiza Foods and Dean Foods, the sale of Marigold Foods and Crowley Foods is being further reviewed by the U. S. anti-trust authorities. Wessanen is complying with a comprehensive request from the relevant authorities for additional information, which is expected to delay closing of the sale until the third quarter of this year.

Outlook mid year and full year 2001

Mid year 2001

Whilst Tree of Life Inc., USA, fundamentally continues to develop positively, the first half of 2001 will show lower sales of approximately 5%. This is a result of slowness in the US economy and a lower sales of vitamins and herbs, as well as non-recurring factors, such as an additional week in 2000 as compared to 2001 and deliberately discontinued sales. Due to the above factors we expect a modest autonomous growth in the US in 2001. Developments at Tree of Life Europe in the first half of 2001 were positive with good sales growth. Integration of the acquired companies is developing according to plan. As a result of the positive developments in Europe, the operating result of our natural & specialty foods group will increase. As a result of measures already taken we expect for full 2001 higher operating margins as compared to 2000.

Chamber of Commerce
Amsterdam Nr 33145851

In the course of 2001 the dairy companies were confronted with higher raw material costs, which can only be passed on over time. The other activities show, on balance, a satisfactory development. The convenience food activities will more than compensate the lower operating results at cereals. We maintain our previous expectation that the net profit in the first half of 2001 will increase by 3 to 5% as compared to the first half of 2000.

Full year 2001

For full 2001, we maintain our expectation that the activities, excluding the dairy activities in the United States and Leerdammer Company, will show an increase in operating result of at least 15% as compared to 2000.

Our dairy activities, for which, in view of uncertainty of the timing of the divestments, no estimate of the contribution to the annual results of Wessanen were given, will most likely give a substantially lower contribution. This is a result of approximately EUR 15 million higher raw material costs at especially the European dairy activities, and the expected deconsolidation of the American dairies in the third quarter. As a result, the net income before amortization of goodwill for full 2001 is expected to be between EUR 75 and 80 million (2000: EUR 98,4 million).

Due to the delay occurring in closing the US dairy divestments and putting on hold the selling process of Leerdammer Company, the envisaged buy-back of shares will be executed later in 2001 than foreseen. This, in combination with the above-mentioned lower results of the dairy division, will mean that we will not realize the target of earnings per share in 2001 being at least equal to 2000.

Our midyear 2001 results will be published on 29 August 2001, at which date we will also give further details of the expected full year 2001 results.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Wessanen
Koninklijke Wessanen nv

Press Release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 12, 2001
(3:00 p.m.)

Sale of Marigold and Crowley slowed due to additional anti-trust inquiries

The Executive Board of Koninklijke Wessanen announces that due to the significant nature of impending changes in the U.S. dairy market, particularly those changes resulting from the anticipated merger of Suiza Foods and Dean Foods, the sale of Marigold Foods and Crowley Foods is being further reviewed by the U. S. antitrust authorities. Wessanen is complying with a comprehensive request from the relevant authorities for additional information, which is expected to delay closing of the sale until the third quarter of this year.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: +31 20 547 94 10 or Aletta Smaal, Communications Manager, phone: +31 20 547 94 51.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 19, 2001
(8:00 a.m.)

Wessanen divests US dairy companies, sales process Leerdammer on hold

Further to earlier statements regarding the divestment of its dairy activities the Executive Board of Koninklijke Wessanen nv announces the following:

- **US dairy companies to be sold to National Dairy Holdings L.P. for USD 400 million**
- **Adverse European investment climate due to foot and mouth disease puts sales process for Leerdammer Company on hold**

Marigold Foods and Crowley Foods to be sold to National Dairy Holdings L.P. for USD 400 million

The Executive Board of KoninklijkeWessanen nv announces that is has executed definitive agreements to sell its dairy operations to National Dairy Holdings L.P., Dallas, Texas, USA, for USD 400 million, subject to certain closing adjustments. Crowley Foods Inc., Binghamton, New York, and Marigold Foods Inc., Minneapolis, Minnesota, are leading regional dairy producers in the Northeast and Midwestern United States, respectively.
The combined annual sales of Marigold Foods and Crowley Foods amounted to about USD 1 billion in 2000.
The Boards of both Wessanen and National Dairy Holdings have approved the transactions, which are subject to customary closing conditions including regulatory approvals.

The divestment of Crowley Foods and Marigold Foods is a key part of Wessanen's ongoing strategic focus on its core natural, health and specialty foods operations. The proceeds will be deployed to continue expansion in this high growth market and to complement recent acquisitions such as Distriborg, BOAS, Zonnatura, Food for Health, and the participation in Natudis.

National Dairy Holdings is a strategic partnership between leading US dairy industry participants and Dairy Farmers of America, Inc., the largest dairy farmer-owned marketing cooperative in the United States. The acquisitions will provide the opportunity for Crowley Foods and Marigold Foods to become a cornerstone of a premier US dairy operation and to continue their tradition of operational excellence and leadership in target markets.
Assuming timely receipt of regulatory approval, the transactions are expected to be completed during the second quarter of 2001.

Chamber of Commerce
Amsterdam Nr 33145851

Sales process of Leerdammer Company on hold in view of Foot and Mouth Disease
In view of the adverse investment climate in the European dairy industry due to Foot and Mouth Disease (FMD) we have decided to put the sales process of the Leerdammer Company on hold.
Whilst sales in the first quarter of 2001 are performing in line with expected growth and the consequences of the FMD on the business so far have been very limited, Wessanen believes that a disposal process at this stage would unduly suffer because of this adverse investment climate.
Putting on hold the sales process of Leerdammer Company does not represent a change in corporate strategy.
The successful implementation of Leerdammer's growth strategy will be continued and strongly supported by Wessanen.

Prospects
We maintain our outlook for 2001 as announced during the presentation of the annual figures of 2000. We expect a growth in operating result from the current activities (exclusive the dairy activities) of at least 15% and earnings per share from ordinary activities before amortization of goodwill to be at least equal to 2000. As announced earlier, this takes into account our intention of a possible share buy back.

The announcement made for the first half 2001 of a growth in net earnings from ordinary activities of between 3 and 5% as compared to 2000 will not be impacted by the above mentioned dairy developments.

The extraordinary income on the sale of the US dairy activities will be announced after the completion of the transactions.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Mr G. Garnaat, Secretary to the Executive Board, phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Koninklijke Wessanen nv is a Dutch-based multinational which produces, distributes and markets natural, healthy and specialty foods. Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen NV are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 4, 2001
(08:30 hrs)

Wessanen reinforces position in natural food market in Benelux with participation in Natudis

The Executive Board of Koninklijke Wessanen nv announces that it is to be expected that an agreement will be reached on acquiring a participation of 41% in Natudis BV, based in Harderwijk, the Netherlands.

Natudis is the leading supplier and distributor of branded natural and health food products in the Netherlands. The company distributes approximately 10,000 different products to 1,000 customers. With proprietary brands such as Natufood, Ekoland, Vetara and Molenaartje, and exclusive brands such as Ecover and Tartex, Natudis is market leader in the Benelux and ranks amongst the top three in Western Europe.
In 2000, Natudis' annual sales amounted to approximately NLG 114 million.

The remaining shares of Natudis are owned by of Hügli A.G., Switzerland, and Mr N. Broersen, general manager of Natudis, both holding 29.5%. Taking this participation is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. By means of a long-term strategic partnership with Natudis, Wessanen will reinforce its position in the wellness market. The relationship will broaden Wessanen's knowledge and expertise in the natural food segment in the Benelux as well as create opportunities for Wessanen to distribute its brands through Natudis' extensive distribution network.

Apart from an amount in cash the transaction also comprises the transfer to Natudis of De Rit Natuurproducten BV, Tiel, the Netherlands, subsidiary of Wessanen's French distribution company Distriborg. De Rit has annual sales of approximately NLG 16 million. This participation will directly contribute to the earnings per share excluding amortization of goodwill.

Wessanen

This transaction will be filed with the Dutch anti-trust authority (NMa) for approval.

Executive Board
Koninklijke Wessanen nv

<u>Note for the editor:</u>

For more information, please contact Mr G. Garnaat, Secretary to the Executive Board,
phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Wessanen

Koninklijke Wessanen nv

03 AUG -5 AM 7:21

Press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 4, 2001
(1:00 p.m.)

Current developments Wessanen

During the General Meeting of Shareholders of Koninklijke Wessanen nv this afternoon in Amsterdam the following announcements will be made:

- First quarter results in line with full year outlook
- Minimal impact of Foot and Mouth Disease in Europe on Wessanen's results so far
- Dairy divestitures in the final stage
- Campari IPO planned June 2001
- Outlook 2001 maintained

First quarter results in line with full year outlook

The Executive Board of Wessanen reports that the first quarter results are in line with expectations for the total year. Due to slowness in the economy in the USA the sales growth in our natural and specialty foods group is slightly behind expectation. The improvement in our cost structure to restore our margins, however, is according to plan. Distriborg continued with the good performance as planned. Organic sales growth is still expected to reach 5 to 10% for the year.
The other continuing groups performed consistent with the outlook given earlier this year.

Minimal impact of Foot and Mouth Disease in Europe on Wessanen's results so far

The outbreak of foot and mouth disease in various European countries so far has only had a minimal effect on Wessanen. Sales of Leerdammer in the first quarter of this year were in line with the expected growth, despite a shutdown of the production due to a three-day interruption in milk collection.
At our convenience food activities an increase in meat prices is noticeable, but does not change our expectation of realizing our targets in this group. Increased sales of vegetarian and vegetable-based products will contribute positively.

Dairy divestitures in the final stage

The divestiture process of Leerdammer Company in Europe and Marigold Foods and Crowley Foods in the United States respectively, is in the final stage. We expect to be able to make further announcements in the near term.

The sale of the dairy activities is in line with Wessanen's strategy to further concentrate on healthy, natural food and specialties for the health and quality conscious consumer. The proceeds of the divestitures will enable Wessanen to further grow in the wellness market.

Campari IPO planned June 2001

Campari recently announced that the IPO is planned for June 2001. Wessanen will sell as a minimum 14% and maximum all 35% of its participation, depending on market conditions.

Outlook 2001 maintained

Based on the current development of our continuing operations, assuming a deconsolidation of the dairy operations as per July 1, 2001, and a minimum effect of foot and mouth disease on our operations, we expect a net profit increase from ordinary activities compared to 2000 of between 3% and 5% for the first half of the year.

We maintain our outlook for 2001 as announced during the presentation of the annual figures of 2000. We expect a growth in operating result from the current activities (excluding dairy activities) of at least 15% and earnings per share from ordinary activities before amortization of goodwill to be at least equal to 2000, taking into account our intention to buy back shares.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Mr G. Garnaat, Secretary to the Executive Board,
phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Wessanen
Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, March 9, 2001
(02:00 pm)

Wessanen strengthens position in the USA with acquisition of Food for Health

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life, Inc., its natural & specialty foods distributor in the United States, reached an agreement to acquire substantially all assets of the distribution business of Food for Health Co., Inc. (FFH) from its parent, AMCON Distributing Company, Omaha, USA.

FFH operates a full service natural food distribution business located in Phoenix, Arizona, and Melbourne, Florida, with annual sales of USD 50 million. FFH will retain its natural foods retail stores, comprised of the Akin chain in Oklahoma and the Chamberlin chain in Florida. Tree of Life will become the primary supplier of these chains.

The acquisition is the next step in the execution of Wessanen's wellness strategy to further concentrate on the health and quality-conscious consumer. FFH will reinforce Tree of Life's distribution network in natural foods and further strengthen Tree of Life's leading position.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill. The acquisition is expected to be finalized by the end of March 2001.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Timo de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Wessanen *press release*

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 22, 2001
(13:00 hrs)

Earnings per share increase by 22.1% to EUR 1.16

- Net income increases by 20.3% to EUR 98.2 million
- Earnings per share increase by 22.1% to EUR 1.16
- Net sales increases by 30.4% to EUR 3,934 million
- Operating result increases by 27.6% to EUR 153.8 million
- Autonomous sales growth amounts to 4.1%, Natural & Specialty Foods 11%
- Acquisitions Kemper, Distriborg and Boas in 2000 and Zonnatura in 2001
- Outlook 2001:
  - growth operating result current activities (excluding dairies) at least 15%
  - eps from ordinary activities before amortization of goodwill at least equal to 2000

General

In 2000, Wessanen again showed siginificant growth in both sales and net income.
The net income from ordinary activities increased by 20.3% to EUR 98.2 million, which is well over the income growth of 10 to 15% as expected at the beginning of 2000. Based on the average number of outstanding shares the net earnings per share rose by 22.1% to EUR 1.16 per share (1999: EUR 0.95).

In 2000 Wessanen showed an increase in sales of 30.4%. The sales figure rose to a level of nearly EUR 4 billion, compared to just over EUR 3 billion the previous year. 4.1% of the sales growth can be attributed to autonomous growth. The acquisitions together amounted to approximately EUR 436 of additional sales. The strong US dollar brought approximately EUR 352 million of additional sales.

The operating result increased by 27.6% from EUR 120.5 million to EUR 153.8 million. The operating result as a percentage of sales remained more or less stable at 3.9% (1999: 4%).
After correcting the net income for positive currency effects, Wessanen realized a growth of 13,9%.

Chamber of Commerce
Amsterdam Nr 33145851

Strategic developments

The year 2000 was clearly characterized by a change in strategic focus. It was within this framework that Distriborg, based in France, was acquired in the summer of 2000. About 10% of the Distriborg shares are still in the hands of third parties. At the end of 2000 the acquisition of Dutch specialty food distributor Boas followed. Recently, the intended acquisition of Zonnatura was announced.

The focus on natural, healthy and specialty food and the deliberate choice for markets with above-average growth are the basis for our decision to divest both the American and European dairy activities, as announced in October 2000. We expect the results of the sales process of our dairy activities to be announced during the first quarter of 2001. The proceeds of the divestments will primarily be deployed to execute our strategy.

Objectives

Wessanen's long term objective is to maximize the value of the capital invested by our shareholders.

The market position we now occupy will be reinforced by strategic acquisitions, as well as an autonomous sales growth of 5 to 10% per year.

For the coming five years, the company aims to achieve an average growth in earnings per share from ordinary activities before amortization of goodwill of at least 10% per year.

Outlook 2001

Based on our strategic focus on the growth market of natural, healthy food and specialties and the structurally improved market position, Wessanen expects a growth of at least 15% in the operating result of the current activities (excluding the dairy activities) in 2001. The effect of the exact phasing, extent and result of the divestments and acquisitions are difficult to quantify in the short term. It can be expected that the positive contribution of new activities and decreasing financing expenses cannot yet entirely compensate for the loss of the contribution of our dairy activities to our 2001 result.

Nevertheless, our goal for 2001 is that the earnings per share from ordinary activities will be at least equal to the 2000 level. The instrument of buying back shares is of course at our disposal to realise this goal. As a result of the anticipated book profit on the divestments the result after extra-ordinary income will show a considerable increase.

Dividend

It will be proposed to the Annual General Meeting of Shareholders that the dividend for the book year 2000 be maintained at EUR 0.58 per share.

Furthermore, the final dividend is proposed to be payable in cash as of April 18, 2001.

*Results per group in 2000**

Natural & Specialty Foods

X EUR million	2000	1999
Sales	**1,928.4**	1,275.7
Operating result	**57.0**	43.6
ROS	**3.0%**	3.4%
Average capital employed	**336.2**	207.1
ROI	**17.0%**	21.1%
Increase Economic premium	**(21.2)**	(3.6)
Average goodwill	**188.0**	112.6
ROIC	**10.9%**	13.6%

The combined sales of the companies in this group amounted to EUR 1,928.4 million in 2000. Compared to 1999 (EUR 1,275.7 million) this is an increase of 51%. The autonomous growth (excluding acquisitions and currency effects) was more than 11%.
In line with the strategy of increased focus on the growth market of natural, healthy food and specialties, Distriborg, France, was acquired in 2000. Distriborg is European market leader in this segment. Together with the specialty foods companies of Hagemeijer and A-1 International, acquired during 1999, the acquisitions increased sales by EUR 335 million. As a result of the high growth rate the sales expenses increased substantially, which had a negative impact on our profitability. The integration of the 1999 acquisitions resulted in various additional expenses in 2000. In the United States locations were merged or closed with the consequence of job losses. The operating result as a percentage of sales decreased to 3.0% (1999: 3.4%).
The outlook for 2001 is positive. The synergies between the acquired companies, investments made in new customers at Tree of Life, the power of our distribution network and the continuing emphasis on working capital control, are expected to result in a growth in sales and operating result. We are also anticipating higher operational margins.

* The operating results per group are represented without attribution of corporate overhead costs, to which the figures for 1999 have been amended.

Cereals

X EUR million	**2000**	1999
Sales	**232.6**	227.8
Operating result	**20.5**	17.9
ROS	**8.8%**	7.9%
Average capital employed	**100.5**	102.5
ROI	**20.4%**	17.5%
Increase Economic premium	**2.8**	2.2
Average goodwill	**81.1**	81.1
ROIC	**11.3%**	9.7%

The net sales of the cereal companies amounted to EUR 232.6 million (1999: EUR 227.8 million). A deliberate choice was made for further strategic focus on specialties. This, as well as strict cost control, resulted in an increase in the operating result as a percentage of sales to 8.8% (1999: 7.9%). With our strategy aimed at continuously upgrading our product range, despite increased competition, we foresee for the year 2001 a slight increase in sales, with a stable operating result and a slight improvement in the Economic Premium.

Convenience Food

X EUR million	**2000**	1999
Sales	**206.3**	164.7
Operating result	**9.8**	6.5
ROS	**4.8%**	3.9%
Average capital employed	**76.7**	84.3
ROI	**12.8%**	7.7%
Increase Economic premium	**3.3**	12.0
Average goodwill	**144.8**	117.9
ROIC	**4.4%**	3.2%

In 2000, the net sales of the companies in this group amounted to EUR 206.3 million. Compared to 1999 (EUR 164.7 million), this represents a growth of 25.3%, of which 4.3% was autonomous. The acquisitions of Kemper and Vegeta contributed for an amount of EUR 31.6 million to the sales growth. The operating result as a percentage of sales increased considerably to 4.8% (1999: 3.9%).

For 2001 we expect that the continuous process of innovation and a sharp eye on costs will lead to a further increase in sales and operating result. We will also be investing selectively in capacity, although total invested capital should not increase considerably.

Dairy

X EUR million	2000	1999
Sales	**1,566.5**	1,347.8
Operating result	**76.9**	66.2
ROS	**4.9%**	4.9%
Average capital employed	**361.6**	310.3
ROI	**21.3%**	21.3%
Increase Economic premium	**(9.1)**	6.7
Average goodwill	**150.1**	115.8
ROIC	**15.0%**	15.5%

The net sales of the dairy activities in the US amounted to EUR 1,261.6 million in 2000 (1999: 1,036.8 million). In Europe, the total sales of dairy were EUR 304.9 million (1999: EUR 311.0 million). The activities in the US showed an operating result of EUR 56.7 million (1999: EUR 46.1 million), while an operating result of EUR 20.2 million was achieved in Europe (1999: EUR 20.1 million). In view of the intended divestments by the end of the first quarter of 2001, we expect that the dairy activities will hardly contribute to the 2001 result.

Campari

Once again, Campari achieved excellent results in 2000. Further progress was made with respect to all important brands. The result of our participation in Campari amounted to EUR 23.5 million in 2000 as opposed to EUR 20.1 million in the year before. We consider the return on our 35% stake in Campari to be very satisfactory.
In the meantime, Campari announced that the company is considering an IPO. In that case, we shall reduce our stake.

Financial results

The financial expenses increased to EUR 38.5 million (1999: EUR 20.1 million).
The higher financing expenses were the consequence of acquisitions financing in 1999 and 2000 totalling approximately EUR 15.9 million and exchange rates effects on the higher US dollar of EUR 4.0 million.
At the end of 2000, the interest-bearing debt was EUR 692.0 million (1999: EUR 443.6 million).
The average interest due on outstanding loans was 7.5% (1999: 7.6%).
The tax rate decreased from 38.8% to 34.9%.
The financial expenses in 2001 will provide a totally different picture as a result of envisaged divestments. The proceeds from these divestments will cause interest expenses to drop significantly.

Wessanen

Key dates

Monday March 19, 2001	Publication annual report 2000
Wednesday April 4, 2001	Annual General Meeting of Shareholders
Wednesday August 29, 2001	Publication interim results

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Attachment

Statement 2000 – Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Timo de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

STATEMENT 2000 – KONINKLIJKE WESSANEN NV

Consolidated income statement

X EUR 1 million	2000	1999
Sales	**3,933.8**	3,016.0
Operating expenses	**(3,780.0)**	(2,895.5)
Operating result	**153.8**	120.5
Financial income and expenses, net	**(38.5)**	(20.1)
Income from ordinary activities before taxes	**115.3**	100.4
Income taxes	**(40.2)**	(39.0)
Income from participations and minority interest	**23.1**	20.2
Net income from ordinary activities	**98.2**	81.6

Consolidated balance sheet

x EUR 1 million	December 31, 2000	December 31, 1999
Fixed assets	**734.0**	661.2
Current assets	**1,013.7**	829.5
	1,747.7	1,490.7
Group equity	**476.9**	561.8
Provisions	**37.8**	39.3
Long term liabilities	**192.0**	253.9
Short term liabilities	**1,041.0**	635.7
	1,747.7	1,490.7

Financial highlights

	2000	1999
ROS *	**3.9%**	4.0%
Average capital employed	**875.0**	704.2
ROI	**17.6%**	17.1%
Increase Economic premium	**(20.8)**	14.0
Average goodwill	**563.9**	427.4
ROIC	**10.7%**	10.6%
Group equity as a percentage of total assets	**27.3%**	37.6%
ICR (interest coverage)	**4**	6
Financial information per share of NLG 2.00		
Net income per share in EUR	**1.16**	0.95
Dividend per share in EUR	**0.58**	0.58
Average number of shares outstanding	**84,994,539**	85,947,600

* Operating result as a percentage of net sales.

Consolidated statement of Cash Flows

X EUR 1 mln	2000	1999
Operating activities		
Net income from ordinary activities after taxes	**98.2**	81.6
Depreciation Property, Plant and Equipment	**58.0**	52.2
	156.2	133.8
Changes in working capital and provisions	**(5.8)**	(34.7)
Income from investments in associates and minority interest	**(23.1)**	(20.2)
Dividends from associates	**11.8**	10.3
Cash flow from operating activities	**139.1**	89.2
Investments		
Property, Plant and Equipment, net	**(78.8)**	(47.2)
Financial fixed assets	**(11.0)**	-
Purchase price acquisitions	**(178.5)**	(258.9)
Divestments	**11.3**	-
Cash flow from investing activities	**(257.0)**	(306.1)
Financing		
Long-term liabilities	**(116.0)**	84.0
Short-term financing	**281.5**	161.6
Purchase of own shares	**(22.2)**	-
Dividends paid	**(44.5)**	(43.3)
Cash flow from financing activities	**98.8**	202.3
Change in cash	**(19.1)**	(14.6)

Wessanen

Press Release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 9, 2001
(08:30 hrs)

Acquisition Zonnatura is Wessanen's next strategic step

The Executive Board of Koninklijke Wessanen nv announce that they expect to reach an agreement with Koninklijke Numico NV about the acquisition of Zonnatura, based in Zoetermeer, the Netherlands.

Zonnatura is the leading brand in the Dutch market of healthy and natural food. Its extensive assortment includes various herbal teas, rice crackers, mueslis and muesli bars and natural jam. Zonnatura's products are available at most Dutch supermarkets, as well as specialized reform stores. Zonnatura has estimated sales of NLG 45 million.

This acquisition is the next step in Wessanen's strategy to further concentrate on natural and specialties for the health and quality conscious consumer. Zonnatura offers Wessanen a strong brand with high exposure and a premium quality. Thus it is a perfect addition to the existing brands and activities of Tree of Life and Distriborg, Wessanen's largest natural and specialty foods companies in the USA and Europe respectively.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Mr T.A.M. de Grefte, corporate staff director Corporate Development & Communications, phone: 020 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Chamber of Commerce
Amsterdam Nr 33145851

Wessanen

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ID #82-1306

Wessanen

03 AUG -5 AM 7:21

press release

Corporate Development & Communications

Amstelveen, June 30, 2003
(2:00 p.m.)

Nomination Ad Veenhof as new chairman Executive Board Wessanen approved by shareholders

The Supervisory Board of Koninklijke Wessanen nv announces that the General Meeting of Shareholders, held on June 30th 2003, has approved the nomination of Mr A.H.A. Veenhof as statutory director of the firm.

During the shareholders' meeting Kees Storm, chairman of the Supervisory Board, stated: "As mentioned before, the first priority of Ad Veenhof is to restore the company's performance. The Supervisory Board will give him ample space to do so. Mr Veenhof is expected to present his proposals regarding the further strategy before the end of 2003."

As per today, the Executive Board of Wessanen will consist of Ad Veenhof (chairman), Koos Kramer and Rick Thorne.

Supervisory Board
Koninklijke Wessanen nv

Note for the editor
Should you have any questions, please contact Aletta Smaal, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.smaal@wessanen-hq.com.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen

03 JUN -5 AM 7:21

press release

Corporate Development &
Communications

Amstelveen, May 14, 2003
(1:00 p.m.)

Ad Veenhof new Chairman Executive Board Wessanen

The Supervisory Board of Koninklijke Wessanen nv today announced that as of July 1, 2003, Mr Ad Veenhof will hold the position of chairman of the Executive Board of Wessanen.

Kees Storm, chairman of the Supervisory Board elucidates: "We are very pleased with the arrival of Ad Veenhof as the new CEO. He has seasoned experience in realizing ambitious objectives in an international organization. With his extensive knowledge of consumer products he will certainly be able to add value to the further development of Wessanen. We are looking forward to a successful collaboration.'

From 1996 to May 1, 2003, Ad H.A. Veenhof was Member Group Management Committee of Royal Philips Electronics and Chief Executive Officer of Philips Domestic Appliances and Personal Care (DAP). Under his supervision the results of this division increased to becoming the best performing within Philips. Furthermore, he established leading positions with brands such as Senseo, Sonicare and Philishave. Prior to his previous post he held several other prominent positions within the corporation. Mr Veenhof started his career at Philips in 1971 after studies at the Universiteit Nyenrode and the University of Groningen, both in the Netherlands.

Mr Veenhof says the following about his new challenge: "Wessanen is a very attractive company with an impressive history, interesting brands and more than 10,000 very motivated employees. I consider it a marvelous opportunity to further build on this and to lead the company to success." Ad Veenhof is clear about his first priorities: "On the short term it is of the utmost importance that we regain the confidence of our shareholders. The best way to do so is by showing good results. I am convinced that Wessanen can accomplish that."

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen

As per July 1, 2003, the current chairman of the Executive Board, Mac Zondervan, will step down. Storm: "We owe Mac Zondervan a great deal of gratitude for the 29 years in which he has dedicated himself to Wessanen with unbridled enthusiasm and insight. It is also thanks to him that Wessanen is now well positioned and full of potential."

As from July 1, 2003, the Executive Board of Wessanen will consist of Ad Veenhof (CEO), Koos Kramer (CFO) and Rick Thorne.

Supervisory Board
Koninklijke Wessanen nv

Note for the editor
Should you have any questions, please contact Aletta Smaal, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.smaal@wessanen-hq.com.

Wessanen

press release

Corporate Development & Communications

Amstelveen, May 14, 2003
(1:00 p.m.)

Wessanen Q1 results below last year

Financial results first quarter 2003 compared to first quarter 2002

in millions euro, unless stated otherwise	**1st quarter 2003**	1st quarter 2002
Net sales[1]	**614.8**	682.2
Net sales[1] at constant exchange rates	**714.1**	682.2
EBITA[1]	**0.7**	16.6
Net income[2]	**1.0**	7.2
Earnings per share[2] *(in euro)*	**0.01**	0.10

Key operating results in the first quarter of 2003

- Net sales current activities increased by 5% under constant exchange rates; the negative effect of the weak dollar caused sales in euros to decrease by 10%.
- The EBITA of Tree of Life Europe increased by EUR 1.0 million to EUR 6.1 million, partly due to good results delivered by the major brands and synergy benefits.
- The EBITA of Tree of Life North America decreased to EUR 7.4 million negative, mainly because of the pressure on margins.
- The EBITA of Cereals increased by EUR 0.9 million to EUR 2.6 million, partly due to efficiency improvements in the UK.
- The EBITA of Convenience Food Group decreased by EUR 0.5 million to EUR 1.7 million, mainly because sales in the first quarter saw a slow start.

Sales growth first quarter

In the first quarter net sales increased by 5% under constant exchange rates. This improvement reflects the continuous growth in the market segment of natural food and specialties. However, this positive result was negated by the negative effect of the dollar against the euro. Autonomous growth (excluding acquisitions) was 3.3%.

[1] excluding the in 2002 divested Leerdammer Company and Telford Foods
[2] before exceptional items and amortization of goodwill

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Despite good first quarter sales Tree of Life North America posted negative results. In the meantime, the reorganization was accelerated. Strategic realignment plans have been intensified to combat the pressure on the retail margin more quickly by organizational changes, operational processes focus, as well as cutting personnel cost.

The European activities performed in line with expectations. Furthermore, the reorganization at the Cereals group is progressing well.

Outlook

Based on expectations of another difficult second quarter at Tree of Life North America, Wessanen expects its second quarter net results to be more or less equal to the first quarter. The turnaround process at our US activities should start delivering results in the second half of the year. However, it is difficult to forecast the exact pace of the expected recovery in the second halfyear. By way of precaution, Wessanen therefore now refrains from stating a full-year outlook.

Developments per group in the first quarter of 2003

Tree of Life Europe (TOL Europe)

in million euros, unless stated otherwise	**1st quarter 2003**	1st quarter 2002
Net sales	**109.0**	96.4
EBITA	**6.1**	5.1
ROS	**5.6%**	5.3%

The increase of EUR 1.0 million in the EBITA is attributable to the sales increase of the main brands. Synergy benefits generated by collective purchase and concept sharing are also having a positive influence on the results. The autonomous growth in sales was 3%.

As announced earlier, in January 2003 an agreement was reached regarding the acquisition of 29.35% of the shares in Natudis, increasing Wessanen's stake in the company from 41.30% to 70.65%. This transaction is currently in the process of being closed. The results of the participation will be consolidated as from May 1, 2003.

In March 2003 the group acquired Whole Earth (annual sales: EUR 8 million), which has been successfully operating in the British market for organic food for 35 years with its brand of the same name. The activities of Whole Earth have been directly integrated in the organization of Kallo Foods in the UK.

For the rest of 2003 TOL Europe anticipates further growth in sales as a result of effective marketing of the main brands, innovations, further synergy effects, market growth and targeted acquisitions.

Tree of Life North America (TOL NA)

in million euros, unless stated otherwise	**1st quarter 2003**	1st quarter 2002
Net sales	**410.7**	488.3
EBITA	**(7.4)**	11.0
ROS	**(1.8%)**	2.3%

Under constant exchange rates TOL NA achieved sales for the first quarter up 5% from 2002. The loss in sales at HEB and Albertson's was more than compensated for by sales to Wild Oats Markets, increases in the natural food stores, along with strong

same-store supermarket sales growth. The growth is therefore essentially attributable to continued growth in the market segments of natural and organic foods as well as specialties.

Even so, the group recorded losses in the first quarter of 2003. Changes to the customer portfolio and continuing pressure on customers in the retail sector put pressure on the margins. Accordingly, the reorganization program that was started in 2002 was accelerated. This will permanently reduce the cost base by USD 10 million, based on a reduction of the workforce of 300 positions. It will also improve efficiency and create more uniformity in the processes. The reorganization plans will be funded by the existing provision. Operational changes were announced to better align the group to marketplace developments.

Although for the second quarter Tree of Life North America expects lower results than in the first quarter an improvement is expected for the second half of the year. This expectation is based on the fact that the initial positive effects of the reorganization will be reflected in the results of the second half of the year. Furthermore, continued favorable developments in the natural and specialty food segment in the United States will underline these expectations.

Cereals

in million euros, unless stated otherwise	**1st quarter 2003**	1st quarter 2002
Net sales	**55.3**	55.2
EBITA	**2.6**	1.7
ROS	**4.7%**	3.1%

Integration of the operations in the UK and the rest of Europe are fully underway. An extensive reorganization program has been realized in the UK. The increase in the EBITA can be partly ascribed to the first results of the reorganization. Sales remained equal compared with the first quarter of 2002, as a result of the lower exchange rate of the Euro compared to the British Pound. Autonomous sales growth was 3%.

The expectation is that the Cereals group will realize the projected cost-savings as a result of the efficiency improvements arising from the reorganization in the UK. In addition, the company will continue to focus on cereal products with added value.

Convenience Food Group (CFG)

in million euros, unless stated otherwise	**1st quarter 2003**	1st quarter 2002
Net sales	**39.8**	42.3
EBITA	**1.7**	2.2
ROS	**4.3%**	5.2%

The sales and the EBITA of the Convenience Food Group were both affected by a slow start of sales in the first quarter. In the first quarter of 2003, in the for CFG important countries Germany and the Netherlands consumer spending in retail and 'out-of-home' was lower than in the comparable period last year.

In April 2003 the group acquired the German company Luckhardt Tiefkühlprodukte GmbH (annual sales: EUR 7 million), specialist in vegetable-based frozen meal components in the German out-of-home channel. This acquisition will further increase our market share in vegetable-based products in Germany.

Despite a slow start, CFG expects modest growth in sales and an improvement in results due to innovations and a stronger focus on the out-of-home channel.

Other financial aspects

The shareholders' equity/total asset ratio slightly decreased (53.1% in Q1 versus 53.6% at the end of 2002). The cash flow from operating activities was EUR 5.1 million negative, mainly as a result of an increase in working capital. Tax was EUR 3 million positive, as a result of the negative result before taxes. The increase in the exchange rate of the euro against the dollar (EUR 0.87 in the first quarter of 2002 compared with 1.08 in the first quarter of 2003) did not negatively affect the net results.

Important dates

August 27, 2003	Publication mid-year results 2003
	Determination of 2003 interim dividend
August 28, 2003	Ex-dividend share price determined
September 9, 2003	Interim dividend payable
November 21, 2003	Publication results third quarter 2003
February 18, 2004	Publication results fourth quarter and full year 2003 results

Company profile

Koninklijke Wessanen nv is a multinational food group, based in the Netherlands, operating in the European and North American markets. The company markets, distributes and produces wellness consumer products that are natural, healthy, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Appendices

- Changes in accounting policies
- Condensed income statement
- Condensed balance sheet
- Financial highlights
- Financial information per share
- Condensed statement of cash-flows

Note for the editor

Should you have any questions, please contact Aletta Smaal, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.smaal@wessanen-hq.com.

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Wessanen

UNAUDITED

Changes in accounting policies

Adjustments to the Dutch Generally Accepted Accounting Principles (GAAP) led to the introduction of two accounting changes, effective as from 2003. The comparative figures for 2002 have also been adjusted accordingly.

In the past the proposed dividend was shown in the balance sheet under short-term liabilities. As a result, the shareholders' equity was presented after deduction of the proposed dividend. As of 2003, the dividend will be recognized when payable (interim dividend) or declared (final dividend). This change has necessitated an adjustment in the balance sheet, the capital employed and various ratios. The effect of this change is an increase of EUR 30.2 million in the shareholders' equity, as at the end of 2002 and the end of March 2003.

Items that did not arise from ordinary activities used to be recognized in the profit and loss account as extraordinary results. As of 2003 these items will be recognized as exceptional items in the operating result (EBIT). This change does not affect the results of the first quarter of 2003 or the comparative figures for the first quarter of 2002.

Condensed income statement

in millions euro, unless stated otherwise

	First quarter 2003	First quarter 2002
Net sales	**614.8**	755.0
Operating expenses	**614.1**	741.2
EBITA[3]	**0.7**	13.8
Amortization of goodwill	**(2.6)**	(1.9)
Exceptional items	**-**	-
EBIT[4]	**(1.9)**	11.9
Financial income and expenses, net	**(2.6)**	(4.3)
Income before taxes	**(4.5)**	7.6
Income taxes	**3.0**	(2.3)
Income from participations and minority interests	**0.1**	-
Net income	**(1.4)**	5.3
Net income before exceptional items and amortization of goodwill	**1.0**	7.2

[3] *Operating result before exceptional items and amortization of goodwill*
[4] *Operating result*

Wessanen

Condensed balance sheet

in millions euro, unless stated otherwise

	March 31, 2003	December 31, 2002
Fixed assets	**449.8**	462.3
Current assets	**734.8**	731.5
	1,184.6	1,193.8
Group equity	**632.4**	642.9
Provisions	**55.9**	56.9
Long-term liabilities	**144.9**	155.7
Current liabilities	**351.4**	338.3
	1,184.6	1,193.8

Financial highlights

in millions euro, unless stated otherwise

	First quarter 2003	First quarter 2002
ROS	**0.1%**	1.8%
Average capital employed	**556.7**	740.9
ROI	**0.5%**	7.3%
Increase economic premium	**(7.1)**	0.9
Average goodwill	**518.0**	565.3
ROIC	**0.3%**	4.2%
Shareholders' equity as a percentage of total assets	**53.1%**	53.6%
EBITDA/interest ratio	**3.4**	5.7

Financial information per share

in euros

	First quarter 2003	First quarter 2002
Net income before amortization of goodwill	**0.01**	0.10
Net income	**(0.02)**	0.08
Average number of outstanding shares	**70,187,331**	70,536,876
Number of outstanding shares as per March 31, 2003, and March 31, 2002, respectively.	**72,588,501**	72,588,501

Condensed statement of cash-flows

in millions euro, unless stated otherwise	First quarter 2003	First quarter 2002
Operational activities		
Net income after taxes	(1.4)	5.3
Depreciation property, plant and equipment	8.1	10.5
Amortization of goodwill	2.6	1.9
Changes in working capital and provisions	(14.4)	39.2
Income from investments in associates and minority interests	-	0.7
Cash flow from operating activities	(5.1)	56.2
Investments		
Purchase of property, plant and equipment	(5.2)	(10.5)
Disposal of property, plant and equipment	0.7	0.3
Financial fixed assets	1.1	(0.8)
Purchase price acquisitions	(6.0)	(12.4)
Divestments	-	-
Cash flow from investment activities	(9.4)	(23.4)
Financing		
Long-term debts	(3.0)	6.3
Short-term debts	9.4	(24.0)
Purchase of own shares	-	-
Dividend paid	-	-
Issue of shares	-	-
Cash flow from financing activities	6.4	(17.7)
Change in cash	(8.1)	15.1

Change in shareholders' equity

	March 31 2003	December 31 2002
Balance of beginning year	639.4	617.3
Net income	(1.4)	101.4
Interim dividend	-	(9.6)
Final dividend	-	(31.2)
Goodwill (on acquisitions prior to 2001)	(2.4)	(1.6)
Translation adjustments	(7.0)	(33.4)
Reduction shareholders' equity	-	-
Purchase of own shares for the benefit of personnel options	-	(3.3)
Increase due to exercised personnel options	-	-
Other	-	(0.2)
Balance March 31, 2003, and December 31, 2002, resp.	628.6	639.4

Wessanen

press release

Corporate Development & Communications

Amstelveen, May 5, 2003
(08:00 am)

Tree of Life North America accelerates strategic realignment

Tree of Life North America, subsidiary of Koninklijke Wessanen nv, has announced that it will further accelerate its strategic realignment to position the company to adapt to current market developments. The announced intensified reorganization program will result in an immediate workforce reduction of 6%, equalling approximately 300 positions.

Additional components of Tree of Life NA's strategic realignment include the completion of the restructuring from 16 independent divisions into 7 regions, a reorganization of its management structure and a new service package designed to enable its customers to customize service offerings. Furthermore, several operational changes will be made, which will enable the company to exercise greater control and accountability over the inventory management process, both in terms of value and profitability.

"The result of the changes announced today," said Rick Thorne, Chairman and CEO of Tree of Life NA and member of the Executive Board of Wessanen, "will be a Tree of Life that is leaner, more agile and better able to capitalize on the American consumer's burgeoning interest in a healthy lifestyle and its eagerness to explore new culinary experiences."

The existing reorganisation provisions are adequate for this accelerated reorganization program.

Executive Board
Koninklijke Wessanen nv

Note to the editors:
If you have any questions, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51; e-mail: a.smaal@wessanen-hq.com

Amstelveen, April 2, 2003
(02.00 pm)

Wessanen dividend 2003 to be maintained at high level of EUR 0.58 per share

During the Annual General Meeting of Shareholders of Koninklijke Wessanen nv in Amsterdam this afternoon the following subjects will be discussed:

- Dividend 2002 and 2003 at EUR 0.58 per share
- Wellness strategy
- Changes to the corporate governance structure
- Results first quarter 2003 and full year 2003

Dividend 2002 and 2003 at EUR 0,58 per share

In line with the policy that was maintained over the past years it is proposed to fix the dividend for 2002 at EUR 0,58 per share. Also based on the company's strong balance sheet Wessanen plans to maintain this high dividend for 2003.

Wellness strategy

As promised during the Informative Meeting of Shareholders in August 2002, the wellness strategy and the current state of affairs have been thoroughly evaluated by the Supervisory Board. Kees Storm, chairman of the Supervisory Board, elucidates: "Based on the strategic vision of the Executive Board and recent evaluations of the strategy by external experts, we have determined at this moment in time that the current strategy is appropriate. Lagging financial results are not a result of the strategy or the composition of the corporation, but of clearly identifiable operational problems. We therefore feel that solving these problems has top priority and we are working hard to turn things around. This is the best way to increase Wessanen's value. Obviously, this will also be the first priority for the new CEO, the search for whom is well under way."

Changes to the corporate governance structure

To further improve the corporate governance structure, changes to the Articles of Association have been proposed. The changes imply that holders of depository receipts who attend the meeting or wish to vote by proxy can, under normal circumstances, vote without restrictions. With this proposal Wessanen anticipates (part of) a pending

bill to change the so-called structure regulations. The proposal is part of a continuous improvement process of the company's corporate governance structure.

Results first quarter 2003 and full year 2003

As announced at the publication of the annual figures of 2002 on February 20th, Wessanen expects the first quarter of 2003 to be below the first quarter of 2002, due to the turnaround process at Tree of Life North America. Furthermore, we repeat our expectation that the net income from ordinary activities before exceptional items and before amortization of goodwill over the full year 2003 will exceed the level of 2002 (2002: EUR 35.8 million).

Supervisory Board and Executive Board
Koninklijke Wessanen nv

Note to the editors:

If you have any questions, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51; e-mail: a.smaal@wessanen-hq.com

Important dates

May 14, 2003:	Publication of quarterly figures Q1-2003
August 27, 2003:	Publication of half-yearly figures 2003
November 21, 2003:	Publication of quarterly figures Q3-2003

Company Profile

Koninklijke Wessanen nv is a Netherlands-based multinational food group operating in the European and North American markets. We market, distribute and produce wellness products that the consumer perceives to be natural and healthy, easy to prepare or tasty & indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanens ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Wessanen

press release

Corporate Development &
Communications

Amstelveen, February 20, 2003
(1:00 p.m.)

WESSANEN REPORTS FOURTH QUARTER AND 2002 FULL YEAR RESULTS

in line with January expectations

2002 Results

Financial Results

x EUR million, unless stated otherwise	4th quarter		full year	
	2002	2001	**2002**	2001
Net sales ongoing activities*	**652.9**	702.8	**2,576.5**	2,644.0
EBITA[1] ongoing activities*	**5.5**	29.7	**54.4**	88.0
Net income from ordinary activities[2]	**2.4**	20.7	**35.8**	78.5
Earnings per share from ordinary activities[2] *(in euro)*	**0.03**	0.26	**0.51**	0.94

Key Operating Results 2002

- Total net sales decreased from EUR 4.0 billion in 2001 to EUR 2.8 billion in 2002, mainly due to divestment of Golden Foods International and dairy operations in North America and Europe
- Tree of Life Europe EBITA rose 21.9% to EUR 23.9 million, driven by sales increases of major brands and good contributions of recent UK acquisitions
- Natural & Specialty Foods North America 2002 EBITA[1] declined 62.5% to EUR 20.8 million; profitability and sales impacted by a difficult economic climate, pricing pressure and operational inefficiencies because of changes in customer base
- Cereals EBITA declined 22.7% to EUR 9.2 million, due to difficult market circumstances in the UK
- Convenience Food Group EBITA rose 29.9% to EUR 10.0 million, as a result of integration efficiencies in Germany and strong sales of the Beckers brand.

** excluding Leerdammer Company*
[1] before exceptional items (EUR 23.6 million ERP write-down)
[2] before exceptional items and before amortization of goodwill

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Management Changes

- In January 2003, Mac Zondervan announced his resignation as Chairman of the Executive Board.
- Major changes at senior management level at Tree of Life North America.

The year 2002 was a difficult year for Wessanen, as we were unable to meet the expectations set forth in February and August of 2002. Largest subsidiary Tree of Life North America (TOL NA) experienced a particularly challenging year, as the group struggled with a difficult market environment, intense pricing pressure, changes in the customer base and implementation problems of the ERP system in one of its regional distribution centers. Disappointing results at TOL NA were partially offset by solid performances in other areas of the company, most notably Tree of Life Europe (TOL Europe) and the Convenience Food Group (CFG).

Disappointing results in the second half of 2002 - particularly in the operating result of TOL NA - prompted Wessanen to review expectations in August 2002 and in the second week of 2003. As there was no prospect of achieving the August expectations for 2003, to which Mac Zondervan had committed himself, he announced his resignation as Chairman of the Executive Board. However, at the Supervisory Board's request, Mr. Zondervan will not step down before a successor has been appointed. The Supervisory Board is currently conducting a search for a successor of Mr. Zondervan.

Management changes also took place at TOL NA. Rick Thorne, member of the Executive Board, has assumed the position of CEO of TOL NA. Mr. Thorne has over 20 years of experience at TOL NA, including a successful term as President and CEO of TOL NA from 1987 through 1995. Moreover, a new CFO and Corporate Vice President of IT have been appointed.

Outlook

With the sale of Leerdammer Company in December 2002, Wessanen has completed the transition towards its wellness strategy. The year 2003 will be the first year to reflect results solely related to the wellness business.

Considering current circumstances Wessanen refrains from stating a concrete outlook for 2003, in addition to the general guidance given in January, stating that 2003 results will exceed 2002. Expectations for operational developments in 2003 include:

- Sales growth at Tree of Life Europe, due to effective marketing of key brands, innovations, market growth and targeted acquisitions

- Operational benefits from improvements of efficiency and service levels at Tree of Life North America
- Cost reduction driven by increased efficiency as a result of the reorganization in the UK, as well as a further focus on value-added cereal products at the Cereals group
- Sales growth due to innovations and further cost reductions at the Convenience Food Group

For 2003, Wessanen's short-term objectives include:

- Appoint a successor CEO
- Increase efficiency of operations at Tree of Life North America
- Reorganize the Cereal business in the UK

Long-term strategic goals remain:

- Invest in strong brands
- Expand the distribution network
- Focus on innovation, both in products and business processes

We expect the first quarter of 2003 to be below the first quarter of 2002, due to the turnaround process at Tree of Life North America.

Financial Condition

Wessanen's financial position has been further strengthened. Net debt decreased from EUR 256 million at the end of 2001 to EUR 104 million at the end of 2002, bringing the debt-to-equity ratio to 17%. The equity-to-total-assets ratio improved from 42.3% at the end of 2001 to 51.0% at the end of 2002. The EBITDA-to-interest ratio increased from 5.5 to 6.4. Interest expenses decreased from EUR 32.5 million in 2001 to EUR 16.0 million in 2002.

The cash-flow from operating activities decreased by EUR 52 million to EUR 51 million, mainly driven by the lower operating result and an increase in working capital at Tree of Life North America. Capital expenditure amounted to EUR 42 million and depreciation was EUR 41 million. The balance of the proceeds from the European dairy companies and the 2002 acquisitions brought a cash in-flow of EUR 150 million.

Dividend

Wessanen proposes to maintain the 2002 annual dividend at the same level as 2001, at EUR 0.58 per share.

Developments per group

Tree of Life Europe (TOL Europe)

x EUR million, unless stated otherwise	**4th quarter 2002**	4th quarter 2001	**full year 2002**	full year 2001
Net sales	**107.5**	100.2	**407.4**	343.5
EBITA	**7.5**	6.1	**23.9**	19.6
ROS	**7.0%**	6.1%	**5.9%**	5.7%

In 2002, almost all TOL Europe companies increased the market share of their products on the shelves of the large supermarket chains. EBITA increase of 22% was driven by marked sales increases of some of the group's key brands and by good contributions from UK companies Nature's Store and Kallo Foods, both of which were acquired during 2002. The almost flat autonomous sales growth should be seen in the context of positive effects of BSE and food & mouth crises in 2001 versus more difficult economic conditions in 2002.

For 2003, TOL Europe is forecasting sales growth, driven by the effective marketing of key brands, innovations, market growth and targeted acquisitions.

Tree of Life North America (TOL NA)

x EUR million, unless stated otherwise	**4th quarter 2002**	4th quarter 2001	**full year 2002**	full year 2001
Net sales	**444.9**	500.8	**1,769.1**	1,907.0
EBITA*	**(5.7)**	20.7	**20.8**	55.5
ROS	**(1.3%)**	4.1%	**1.2%**	2.9%

**before an exceptional charge of EUR 23.6 million for ERP write-down and related costs*

A difficult economic climate, pricing pressure, and changes in the customer base impacted results of the fourth quarter and full year. Sales lost to two major customers, HEB and Albertson's, were offset by sales to Wild Oats Markets. The new relationship with Wild Oats, effective from September 2002, is expected to generate annual sales of over EUR 150 million.

Early 2002, a new Enterprise Resource Planning (ERP) system was installed in TOL NA's Southeast region. An evaluation of the system's functionality has revealed that

more adaptations are needed before implementation can proceed further, and some functionalities will need to be rebuilt. As a result, Wessanen will partly write down the system for EUR 23.6 million (including related costs), leaving a remaining value of the system of EUR 18 million. Meanwhile, a task force has been established together with Accenture to review and optimize the system during the course of this year.

At the end of 2002, provisions for inventory, receivables, and insurances were deemed insufficient to support potential losses and liabilities. Charges were taken for EUR 14 million. Approximately 50% of these charges can be considered non-recurring.

For 2003, TOL NA focuses on reducing operating expenses and enhancing regional performance by concentrating on service levels and select new business growth. Moreover, the ERP problems in the Southeast region will be dealt with and a renewed systems implementation plan for the company will be completed over the course of 2003.

Cereals

x EUR million, unless stated otherwise	**4th quarter 2002**	4th quarter 2001	**full year 2002**	full year 2001
Net sales	**58.7**	59.7	**236.6**	231.1
EBITA	**2.7**	3.4	**9.2**	11.9
ROS	**4.6%**	5.7%	**3.9%**	5.1%

Difficult market circumstances in the UK and losses at Telford Foods - which was divested in July 2002 - put the results of our Cereals group under pressure.

In the meantime, a start has been made on integrating the different continental and UK operations. The production line for cereal bars has been further improved and a far-reaching reorganization program in the UK is currently being implemented. The reorganization will lead to a workforce reduction of 20% and the termination of unprofitable product lines. Extraordinary results include a charge of EUR 8 million, mainly for restructuring costs.

For 2003, the Cereals group is expected to reduce costs, as a result of increased efficiency through the reorganization in the UK. Moreover, a continuing focus on value-added cereal products is expected to further strengthen the company's market leadership in the private-label market.

Convenience Food Group (CFG)

x EUR million, unless stated otherwise	**4th quarter 2002**	4th quarter 2001	**full year 2002**	full year 2001
Net sales	**41.8**	42.1	**163.4**	162.4
EBITA	**2.7**	1.5	**10.0**	7.7
ROS	**6.5%**	3.6%	**6.1%**	4.7%

Volumes in the traditional channels came under heavy pressure, which intensified competition. Despite this, sales showed a limited increase, driven by satisfactory sales of products under the Beckers brand and product innovations. In Germany, 2002 sales decreased, primarily because of the economic climate and the rationalization of the German product portfolio.

The increase of 30% in EBITA was remarkable. The strong improvement in the EBITA in Germany, as a result of the integration of KK-Convenience and Beckers at the end of 2001, the strengthening of the Beckers brand and the lower prices of raw materials, were the most important factors.

For 2003, the CFG is anticipating continuously improving efficiency and a modest increase in sales, driven by innovations and a focus on the out-of home channel.

Dairy Europe

x EUR million, unless stated otherwise	**4th quarter 2002***	4th quarter 2001	**full year 2002****	full year 2001
Net sales	**49.0**	73.6	**253.1**	292.3
EBITA	**1.4**	1.8	**7.8**	1.1
ROS	**2.9%**	2.4%	**3.1%**	0.4%

**October – November*
***January – November*

Leerdammer Company was divested at the end of November 2002, for a selling price of EUR 190 million.

Important Dates

April 2, 2003	2003 Annual General Meeting of Shareholders
	Determination of 2002 final dividend
April 4, 2003	Ex-dividend share price determined
April 16, 2003	Final dividend payable
May 14, 2003	Publication first quarter results
August 27, 2003	Publication mid-year results
	Determination of 2003 interim dividend
August 28, 2003	Ex-dividend share price determined
September 9, 2003	Interim dividend payable
November 21, 2003	Publication third quarter results
February 18, 2004	Publication 2003 fourth quarter and annual results

Company Profile

Koninklijke Wessanen nv is a multinational food group, based in the Netherlands, operating in the European and North American markets. The company markets, distributes and produces wellness consumer products that are natural, healthy, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Conference call

On Thursday February 20, 2003, at 2:30 p.m. Continental Time (1:30 p.m. UK time; 8:30 a.m. EST) Wessanen will hold a conference call. At this time a presentation will be held, which can be viewed via our corporate website, www.wessanen.com.

If you wish to attend this audio conference, please phone +31 (0)20 547 95 28. Should you have any remaining questions after the conference call, please contact Aletta

Smaal, Communications Manager, phone: +31 (0)20 547 94 51, or e-mail: corporate.communications@wessanen-hq.com.

Appendices

- Financial overview per group
- Financial highlights
- Financial information per share
- Condensed statement of cash-flows
- Condensed income statement
- Condensed balance sheet

Financial overview per group

in millions euro, unless stated otherwise

	N&SF Europe	N&SF North America	Cereals	Convenience Food	Dairy	Corporate	Divested	Total
2002								
Sales	407.4	1,769.1	236.6	163.4	253.1			2,829.6
EBITA[1]	23.9	20.8	9.2	10.0	7.8	(9.5)		62.2
ROS[2]	5.9%	1.2%	3.9%	6.1%	3.1%			2.2%
Average capital employed	72.8	447.0	85.2	49.6	50.7	(27.0)		678.3
ROI[3]	32.8%	4.7%	10.8%	20.2%	15.4%			9.2%
Increase economic premium	(4.7)	(29.8)	(2.8)	2.7	8.2	5.9		(20.5)
Average goodwill	193.0	213.8	84.3	60.5	7.3			558.9
ROIC[4]	9.0%	3.1%	5.4%	9.1%	13.4%			5.0%
2001								
Sales	343.5	1,907.0	231.1	162.4	292.3		1,031.6	3,967.9
EBITA	19.6	55.5	11.9	7.7	1.1	(6.7)	35.5	124.6
ROS	5.7%	2.9%	5.1%	4.7%	0.4%		3.4%	3.1%
Average capital employed	50.6	465.0	94.0	54.0	75.3	12.7	188.4	940.0
ROI	38.7%	11.9%	12.7%	14.3%	1.5%		18.8%	13.3%
Increase economic premium	(2.2)	(14.9)	(8.0)	(1.3)	(17.9)	2.0	0.1	(42.2)
Average goodwill	148.3	206.5	81.2	60.5	7.3		156.6	660.4
ROIC	9.9%	8.3%	6.8%	6.7%	1.3%		10.3%	7.8%

[1] Operating result before exceptional items and amortization of goodwill
[2] EBITA as a percentage of sales
[3] EBITA as a percentage of the average capital employed, excluding goodwill paid in the past
[4] EBITA as a percentage of the average capital employed, including goodwill paid in the past

Condensed income statement

in millions euro, unless stated otherwise

	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001
Net sales	**701.9**	796.5	**2,829.6**	3,967.9
Operating expenses	**(695.0)**	(765.5)	**(2,767.4)**	(3,843.3)
EBITA[1]	**6.9**	31.0	**62.2**	124.6
Amortization of goodwill	**(2.7)**	(2.2)	**(9.2)**	(4.3)
Write-down ERP / related costs	**(23.6)**	-	**(23.6)**	-
EBIT[2]	**(19.4)**	28.8	**29.4**	120.3
Financial income and expenses, net	**(3.5)**	(0.9)	**(16.0)**	(32.5)
Income from ordinary activities before taxes	**(22.9)**	27.9	**13.4**	87.8
Income taxes	**7.6**	(9.6)	**(2.5)**	(25.7)
Income from participations and minority interests	**(0.3)**	(0.2)	**0.4**	12.1
Net income from ordinary activities	**(15.6)**	18.5	**11.3**	74.2
Extraordinary income and expenses after taxes	**91.1**	(53.8)	**90.1**	164.8
Net income	**75.5**	(35.3)	**101.4**	239.0
Net income from ordinary activities before exceptional items and amortization of goodwill	**2.4**	20.7	**35.8**	78.5

Condensed balance sheet

in millions euro, unless stated otherwise

	December 31 2002	31 december 2001
Fixed assets	**462.3**	523.8
Current assets	**731.5**	862.3
	1,193.8	1,386.1
Group equity	**612.7**	589.4
Provisions	**56.9**	55.2
Long-term liabilities	**155.7**	180.7
Current liabilities	**368.5**	560.8
	1,193.8	1,386.1

[1] *Operating result before exceptional items and amortization of goodwill*
[2] *Operating result*

Financial highlights

in millions euro, unless stated otherwise

	Fourth quarter 2002	Fourth quarter 2001	**Full year 2002**	Full year 2001
ROS	**1.0%**	3.9%	**2.2%**	3.1%
Average capital employed	**684.4**	801.3	**678.3**	940.0
ROI	**4.0%**	15.5%	**9.2%**	13.3%
Increase economic premium	**(25.4)**	(4.3)	**(20.5)**	(42.2)
Average goodwill	**574.0**	619.0	**558.9**	660.4
ROIC	**2.2%**	8.7%	**5.0%**	7.8%
Shareholders' equity as a percentage of total assets	**51.0%**	42.3%	**51.0%**	42.3%
EBITDA/interest ratio	**4.8**	46.2	**6.4**	5.5

Financial information per share

in eurocents

Net income from ordinary activities before exceptional items and amortization of goodwill	**3.4**	26.2	**50.9**	93.9
Net income	**107.6**	(44.7)	**144.2**	286.0
Average number of share outstanding	**70,177,785**	79,001,520	**70,311,728**	83,560,391
Number of shares as per December 31, 2002, resp. December 31, 2001	**72,588,501**	72,588,501	**72,588,501**	72,588,501

Statement of cash flows

in millions euro, unless stated otherwise	Fourth quarter 2002	Fourth quarter 2001	Full year 2002	Full year 2001
Operating activities				
Net income from ordinary activities after taxes	(15.6)	18.5	11.3	74.2
Depreciation property, plant and equipment	9.9	10.6	40.7	54.2
Amortization goodwill	2.7	2.2	9.2	4.3
Impairment ERP	21.0	-	21.0	-
	18.0	31.3	82.2	132.7
Changes in working capital and provisions	(39.9)	(29.8)	(18.3)	4.0
Income from investments in associates and minority interests	6.3	0.4	4.6	(2.9)
Extraordinary expenses after tax	(17.2)	(30.2)	(17.2)	(30.2)
Cash flow from operating activities	(32.8)	(28.3)	51.3	103.6
Investments				
Purchase of property, plant and equipment	(8.8)	(17.7)	(42.3)	(85.6)
Disposal of property, plant and equipment	-	0.7	0.7	3.0
Financial and fixed assets	(1.3)	(3.0)	(1.6)	(0.9)
Purchase price acquisitions	(5.1)	(4.9)	(45.6)	(137.2)
Divestments	190.2	18.7	195.2	742.6
Cash flow from investment activities	175.0	(6.2)	106.4	521.9
Financing				
Long-term debts	(0.5)	(4.2)	3.7	(7.3)
Short-term debts	(92.8)	(73.4)	(66.9)	(401.6)
Purchase of own shares	0.2	(131.0)	(3.3)	(139.8)
Dividend paid	(0.6)	-	(40.9)	(49.1)
Issue of shares	-	0.3	-	3.8
Cash flow from financing activities	(93.7)	(208.3)	(107.4)	(594.0)
Change in cash	48.5	(242.8)	50.3	31.5

Change in Shareholders' equity	December 31 2002	December 31 2001
Balance of beginning year	586.1	473.1
Net income	101.4	239.0
Interim dividend	(9.6)	(12.3)
Final dividend	(30.2)	(30.7)
Goodwill	(1.6)	51.0
Translation adjustments	(33.4)	2.0
Reduction shareholders equity	-	(134.0)
Purchase of own shares for the benefit of personnel options	(3.3)	(5.8)
Increase due to exercised personnel options	-	3.8
Other	(0.2)	-
Balance December 31, 2002, resp. December 31,2001	609.2	586,1

ID #82-1306

Wessanen

press release

Corporate Development & Communications

03 AUG -5 AM 7:21

Amstelveen, January 20, 2003
(5.40 p.m.)

Wessanen increases stake in Natudis

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached with Hügli N.V., Switzerland, on acquiring 29.35% of the shares of Natudis B.V., Harderwijk. With this purchase Wessanen increases its stake from 41.30% to 70.65%. The remaining shares will remain in the ownership of Nico Broersen, managing director of Natudis B.V.

Natudis is the leading supplier and distributor of branded natural and health food products in the Netherlands. The company distributes approximately 10,000 different products to over 1,000 customers. With proprietary brands such as Natufood, De Rit, Ekoland and Molenaartje Natudis is market leader in the specialty store channel in the Benelux and ranks amongst the top three in Western Europe. In 2002, Natudis' annual sales amounted to approximately EUR 67 million.

The majority share of Wessanen perfectly fits the strategy of both companies, which is aimed at the marketing and distribution of healthy, natural food and specialties.

This transaction is subject to approval of the relevant competition authorities.

Executive Board
Koninklijke Wessanen nv

Note to the editors:

If you have any questions, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51; e-mail: corporate.communications@wessanen-hq.com

Wessanen

press release

Corporate Development &
Communications

Amstelveen, January 13, 2003
(6.00 pm)

Wessanen reduces outlook net earnings 2002 to EUR 35 to 40 million

Koninklijke Wessanen nv announces that the net earnings before goodwill amortization and exceptional income and expenses over 2002 will amount to EUR 35 to 40 million, which is in contrast with the previous outlook of EUR 50 million. As a result, the earnings per share will arrive at 50 to 57 eurocents, contrary to the previous outlook of 71 eurocents.

The primary grounds are the development of the results at Tree of Life North America at the end of the fourth quarter of 2002, as well as a number of necessary changes in the balance sheet of this division. All other Wessanen companies are performing at least in line with expectations.

Meanwhile, the following measures have been taken at Tree of Life NA. Rick Thorne, member of the Executive Board, has also taken over the position of the CEO of Tree of Life NA. At the same time Tree of Life NA's CFO has been replaced. Both officers have left the company.

As previously announced, the results over 2003 will exceed the 2002 results. However, the impact of the adjustments in the 2002 results on the outlook for 2003 are currently further examined. This will be further specified during the publication of the 2002 annual results.

Nevertheless, it is apparent that the previously stated expectations of earnings per share of 82 eurocents over 2003 will not be met. As a direct consequence, Mac Zondervan, Chairman of the Executive Board, has decided to resign. At the request of the Supervisory Board, who regret but respect his decision, Mr Zondervan will not step down before, in the course of this year, through an orderly process, a successor has been appointed.

Wessanen

The implementation of the wellness-strategy will be continued unchanged. This is in view of the successful results in Europe and the fact that the problems of Tree of Life NA are mainly operational and incidental, and not strategic.

Supervisory Board and Executive Board
Koninklijke Wessanen nv

Note to the editors:

If you have any questions, please contact Timo de Grefte, Staff Director Corporate Development & Communications, tel: +31 (0)20 547 95 29; e-mail: t.grefte@wessanen-hq.com

Important dates

February 20, 2003:	Publication of annual figures 2002
April 2, 2003:	General Meeting of Shareholders
May 14, 2003:	Publication of quarterly figures Q1-2003
August 27, 2003:	Publication of half-yearly figures 2003
November 21, 2003:	Publication of quarterly figures Q3-2003

Company Profile

Koninklijke Wessanen nv is a Netherlands-based multinational food group operating in the European and North American markets. We market, distribute and produce wellness products that the consumer perceives to be natural and healthy, easy to prepare or tasty & indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanens ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these

Wessanen

PRESS RELEASES 2002

ID #82-1306


balance

Koninklijke Wessanen nv

ID #82-1306

Wessanen

Koninklijke Wessanen nv

Press release

03 ... -5 ... 7:21

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 94 55
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, December 2, 2002
(04.00 p.m.)

Wessanen finalizes sale Leerdammer Company

The Executive Board of Koninklijke Wessanen nv announces that the sale of Leerdammer Company, its European dairy activity, to Fromageries Bel S.A., Paris, France, has been completed. The selling price of EUR 190 million will result in a book profit of approximately EUR 100 million.

With the sale of Leerdammer Company Wessanen completes the transformation that started two years ago with the launch of the wellness strategy. Wessanen exclusively focuses on wellness food: healthy, natural food and specialties for the health and quality-conscious consumer. The proceeds of this divestiture will be utilized for the further execution of our wellness strategy.

The finalization of the transaction will not influence the previously announced outlook of 2002 and 2003 results.

Executive Board
Koninklijke Wessanen nv

Contact:

For more information, please contact Timo de Grefte, Staff Director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a Netherlands-based multinational food group operating in the European and North American markets. We market, distribute and produce wellness products that the consumer perceives to be natural and healthy, easy to prepare or tasty & indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Wessanen

forward-looking statements to reflect events or circumstances after the date of this press release.

ID #82-1306

Wessanen

Koninklijke Wessanen nv

Press Release

Prof EM Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
Telephone + 31 (0)20 547 95 29
Fax + 31 (0)20 547 94 45
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, November 26, 2002
(08:00 a.m.)

Results Wessanen support Wellness strategy

Third quarter 2002 compared to third quarter 2001:

- EBITA current activities increased 29% to EUR 18.7 million (EUR 14.5 million in 2001)
- Net sales from current activities decreased 3% to EUR 678.2 million (EUR 701.8 million in 2001)
- Sales of Tree of Life Europe grew 22% to EUR 101.1 million (EUR 83.1 million in 2001), of which 4% was autonomous growth
- Sales of natural food in the United States grew 13% to EUR 118.2 million, sales in specialty food declined 4% to EUR 261.4 million
- Implementation structural organizational measures at Tree of Life NA, including a review of the value of the IT system
- Balance sheet and debt position undiminished strong: EBITDA/interest ratio 6.4 (5.4 in 2001)
- Outlook for 2002 is maintained: profit per share EUR 0.71 before amortization of goodwill and exceptional income and expenses.
- Extraordinary income due to the sale of Leerdammer Company expected of about EUR 100 million and an exceptional charge of approximately EUR 30 million due to the partial write-off of the IT system and reorganization of Cereals in the United Kingdom.

Comments of Mac Zondervan, Chairman of the Executive Board

"The development of our result in the third quarter shows the validity of our strategy while underlining those operational aspects where further improvement is necessary.
Our focus on the consumer's demand for high-quality, healthy, tasty and convenient food is successful: this market continues to grow. This is reflected in growth of 22% in the third quarter at Tree of Life Europe (TOL E), including 4% autonomous growth, and the progress made by our strong brands in Europe. Although the sales and results in the United States (US) as a whole were disappointing, even here we saw our sales in natural foods rise by 13%. That the Wellness consumer cares about convenience as well as health was evident from the strong performance of the Convenience Food Group (CFG) of which the result (EBITA) increased no less than 17%.

Amidst all these positive aspects, certain activities require further improvement, particularly in the US. After sealing the partnership with Wild Oats and losing two large customers, we are faced with a major operational challenge that is vigorously taken up.
Sales at Wild Oats are already surpassing expectations. Also more than two hundred jobs have been shed to reduce costs. However, in view of the difficult market conditions resulting from the price pressure that the retail is exerting on us and our suppliers, we continue to take the measures that are necessary to improve the flexibility and efficiency of the organization.
Part of this is the review of the investments we made in the IT system based on our experiences in the region where the system is operational as well as the changed requirements of the organization. This will result in a still to be confirmed one-off charge of approximately EUR 20 to 25 million.
Finally, an important step in the implementation of our strategy was made in the third quarter with the announcement of the sale of Leerdammer Company to Fromageries Bel at an attractive price of EUR 190 million. "

Outlook

Wessanen expects the net sales for the last quarter of 2002 to be in line with the same quarter last year for the current activities. Besides lower results at Cereals, the results of Tree of Life North America (TOL NA) will be considerably less than the same period last year. This is expected to be only partly offset by better results at TOL E, CFG and Dairy Europe.

In the past quarter Wessanen announced the sale of Leerdammer Company. This is expected to result in a book profit of approximately EUR 100 million and to be closed in December. The partial write-off of the IT system of TOL NA as well as a reorganization of our Cereals activities in the United Kingdom will lead to a one-off charge of approximately EUR 30 million before taxes.

Wessanen maintains its outlook for 2002 and 2003 as stated with the publication of the half-year results in August 2002. This means for this year earnings per share of EUR 0.71, based on a net profit of EUR 50 million before goodwill amortization and exceptional income and expenses. This assumes a dollar rate of 0.98 to the Euro for the second half of 2002.
For 2003 this means EUR 0.82 earnings per share.

Wessanen

Key Figures:

In millions euro, unless stated otherwise			*pro forma**
	Third quarter 2002	Third quarter 2001	Third quarter 2001
Net sales	**678.2**	1,055.7	701.8
EBITA	**18.7**	29.9	14.5
Net income from ordinary activities before amortization goodwill	**11.8**	16.1	
ROS	**2.8%**	2.8%	2.1%
Average capital employed	**641.5**	975.3	
ROI	**11.7%**	12.3%	
Increase economic premium	**5.8**	(16.1)	
Average goodwill	**509.4**	708.5	
ROIC	**6.5%**	7.1%	
EBITDA/interest ratio	**6.4**	5.4	

In millions euro, unless stated otherwise			*pro forma**
	9 months 2002	9 months 2001	9 months 2001
Net sales	**2,127.7**	3,171.4	2,159.9
EBITA	**55.3**	93.6	57.7
Net income from ordinary activities before amortization of goodwill	**33.4**	57.8	
ROS	**2.6%**	3.0%	2.7%
Average capital employed	**680.9**	986.2	
ROI	**10.8%**	12.7%	
Increase economic premium	**4.9**	(37.9)	
Average goodwill	**549.0**	677.7	
ROIC	**6.0%**	7.5%	
Group equity as a percentage of total assets	**43.8%**	48.6%	
EBITDA/interest ratio	**6.9**	4.3	

**Current activities, excluding dairy US, GFI and participation Campari*

Wessanen

Results per group in the third quarter of 2002

Tree of Life Europe

In millions euro, unless stated otherwise	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**101.1**	83.1	**299.9**	243.3
EBITA	**5.3**	5.0	**16.4**	13.5
ROS	**5.2%**	6.0%	**5.5%**	5.5%

TOL E showed excellent sales growth of 22%, including solid autonomous growth of 4% mainly thanks to more effective marketing and strong brand development. The buoyant performance of strong brands such as Bjorg and Gayelord Hauser confirm this. In addition, the EBITA also received a positive impulse from the contribution of the new acquisitions Kallo Foods and Nature's Store as well as from the cross selling of various brands and products in the group. One example is Tartex, an important brand in Germany that is now also sold on the French market through our French organization. The margin (ROS) narrowed due to incidental lower margins in Germany.

Tree of Life North America

In millions euro, unless stated otherwise	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**410.7**	449.3	**1,324.2**	1,406.2
EBITA	**5.0**	9.9	**26.5**	34.8
ROS	**1.2%**	2.2%	**2.0%**	2.5%

The US retail sector remains under constant pressure from adverse economic conditions, which is translating into price pressure on suppliers such as TOL NA. The realignment in both organization and assortment in response to the partnership with Wild Oats and the loss of two large customers temporarily results in more expenses. This is reflected in the results which showed a disappointing development, as indicated. The adjustment of the organization to these circumstances through the implementation of more flexible pricing and a lower cost structure is now in full swing. Overhead costs are being reduced and more than two hundred jobs have been shed.

A review of the value of the IT (ERP) system will be carried out. This is expected to result in an exceptional charge of around EUR 20-25 million (before taxes), based on the experiences in the region in which the system is operational as well as the changed requirements due to start of the regionalization process.

Cereals

In millions euro, unless stated otherwise	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**56.1**	57.6	**177.9**	171.4
EBITA	**1.9**	2.0	**6.5**	8.5
ROS	**3.4%**	3.5%	**3.7%**	5.0%

The net sales decreased, due to the sale of Telford Foods in July 2002, active in dry soups in the United Kingdom. The autonomous growth of cereals was 5%. The results were however negatively impacted by the activities in the United Kingdom. Meanwhile, these problems have been addressed: the product mix will be adjusted, the production on the Bar line is improved and a far-reaching reorganization has been planned and announced. The reorganization, involving the loss of some 70 jobs, will lead to a one-off charge of some EUR 7 million (before taxes). The measures as taken will have a positive impact on the results in 2003.

Convenience Food Group

In millions euro, unless stated otherwise	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**39.8**	39.4	**121.6**	120.3
EBITA	**2.7**	2.3	**7.3**	6.2
ROS	**6.8%**	5.8%	**6.0%**	5.2%

The EBITA of the Convenience Food Group advanced significantly by some 17% with sales growing 1%. The main contributions came from the strongly improved result in Germany thanks to the integration of the activities of Karl Kemper into the Becker's organization and favourable raw material prices.

European Dairy

In millions euro, unless stated otherwise	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**70.5**	72.4	**204.1**	218.7
EBITA	**5.0**	(3.8)	**6.4**	(0.7)
ROS	**7.1%**	(5.2%)	**3.1%**	(0.3%)

In line with the projections, the results in the third quarter of 2002 showed a structural improvement compared to 2001. This positive trend is expected to continue further.
The announced sale of Leerdammer Company to Fromageries Bel is expected to be finalized in December.

Other financial aspects

The balance sheet was strengthened with a rise of the EBITDA/interest ratio to 6.4 (5.4 in 2001). Cash flow was negatively impacted by the increase in stocks of around EUR 20 million for Wild Oats. Taxes were lower (23%) as a consequence of lower results in North America. As a result of the sale of Telford Foods an extraordinary charge in the third quarter of EUR 1 million is reported.

Important dates

February 20, 2003:	Publication of annual figures 2002
April 2, 2003:	General Meeting of Shareholders
May 14, 2003:	Publication of quarterly figures Q1-2003
August 27, 2003:	Publication of half-yearly figures 2003
November 21, 2003:	Publication of quarterly figures Q3-2003

Company Profile

Koninklijke Wessanen nv is a Netherlands-based multinational food group operating in the European and North American markets. We market, distribute and produce wellness products that the consumer perceives to be natural and healthy, easy to prepare or tasty & indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Appendix

Third quarter results 2002 - Koninklijke Wessanen nv

All information about future developments is subject to change.

Note to the editors:

If you have any questions, please contact Timo de Grefte, Staff Director Corporate Development & Communications, tel: +31 (0) 20 547 95 28; e-mail: t.grefte@wessanen-hq.com



Third quarter results 2002 - Koninklijke Wessanen nv

Consolidated income statement

In millions euro	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Net sales	**678.2**	1,055.7	**2,127.7**	3,171.4
Operating expenses	**(659.5)**	1,025.8	**2,072.4**	3,077.8
EBITA (Operating result before amortization of goodwill)	**18.7**	29.9	**55.3**	93.6
Amortization of goodwill	**(2.4)**	(1.5)	**(6.5)**	(2.1)
EBIT (Operating result)	**16.3**	28.4	**48.8**	91.5
Financial income and expenses, net	**(4.5)**	(8.1)	**(12.5)**	(31.6)
Income from ordinary activities before taxes	**11.8**	20.3	**36.3**	59.9
Income taxes	**(2.7)**	(5.7)	**(10.1)**	(16.1)
Income from participations and minority interests	**0.3**	-	**0.7**	11.9
Net income from ordinary activities	**9.4**	14.6	**26.9**	55.7
Extraordinary income and expenses after taxes	**(1.0)**	218.6	**(1.0)**	218.6
Net income	**8.4**	233.2	**25.9**	274.3

Net income from ordinary activities before amortization of goodwill	***11.8***	*16.1*	***33.4***	*57.8*

Consolidated balance sheet

In millions euro	**September 30, 2002**	December 31, 2001
Fixed assets	**539.6**	523.8
Current assets	**780.3**	862.3
	1,319.9	1,386.1
Group equity	**578.5**	589.4
Provisions	**48.7**	55.2
Long-term liabilities	**167.5**	180.7
Current liabilities	**525.2**	560.8
	1,319.9	1,386.1

Wessanen

Financial highlights	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
ROS *	**2.8%**	2.8%	**2.6%**	3.0%
Average capital employed	**641.5**	975.3	**680.9**	986.2
ROI **	**11.7%**	12.3%	**10.8%**	12.7%
Increase economic premium	**5.8**	(16.1)	**4.9**	(37.9)
Average goodwill	**509.4**	708.5	**549.4**	677.7
ROIC ***	**6.5%**	7.1%	**6.0%**	7.5%
Group equity as a percentage of total assets	**-**	-	**43.8**	48.6%
EBITDA/interest ratio	**6.4**	5.4	**6.9**	4.3

Financial information per share *(in eurocents)*

Net income from ordinary activities before amortization of goodwill	**16.8**	19.1	**47.4**	68.5
Net income	**11.9**	276.5	**36.8**	324.9
Average number of share outstanding	**70,176**	84,331	**70,402**	84,431
Number of shares as per September 30, 2002, resp. December 31, 2001	**72,589**	86,725	**72,589**	86,725
Interim dividend August 2002 – 15.0 eurocents				

* EBITA as percentage of sales

** EBITA as percentage of the average capital employed, excluding goodwill paid in the past.

*** EBITA as percentage of the average capital employed, including goodwill paid in the past

Wessanen

Consolidated statement of cash flow

In millions euro	**Third quarter 2002**	Third quarter 2001	**9 months 2002**	9 months 2001
Operating activities				
Net income from ordinary activities after taxes	**9.4**	14.6	**26.9**	55.7
Deprecation property, plant and equipment	**9.9**	13.7	**30.8**	43.6
Amortization goodwill	**2.4**	1.5	**6.5**	2.1
	21.7	29.8	**64.2**	101.4
Changes in working capital and provisions	**(20.2)**	8.4	**21.6**	33.8
Income form investments in associates and minority interests	**(0.8)**	0.1	**(1.7)**	(3.3)
Cash flow from operating activities	**0.7**	38.3	**84.1**	131.9
Investments				
Financial and fixed assets	**(11.3)**	(8.6)	**(33.1)**	(63.5)
Purchase price acquisitions	**(26.8)**	(79.2)	**(40.5)**	(132.3)
Desinvestments	**5.0**	723.9	**5.0**	723.9
Cash flow from investment activities	**(33.1)**	636.1	**(68.6)**	528.1
Financing				
Long-term debts	**(1.3)**	(3.1)	**4.2**	(3.1)
Shortterm debts	**27.7**	(369.4)	**25.9**	(328.2)
Purchase of own shares	**(0.8)**	(4.3)	**(3.5)**	(8.8)
Dividend paid	**(9.1)**	(11.8)	**(40.3)**	(49.1)
Issue of shares	**-**	3.5	**-**	3.5
Cash flow from financing activities	**16.5**	(385.1)	**(13.7)**	(385.7)
Change in cash	**(15.9)**	289.3	**1.8**	274.3

Change in Shareholders' equity	**September 30, 2002**	December 31, 2001
Balance of beginning year	**586.1**	473.1
Net income	**25.9**	239.0
Interim dividend	**(9.6)**	(12.3)
Final dividend	**-**	(30.7)
Goodwill	**(1.7)**	51.0
Translation adjustments	**(21.8)**	2.0
Reduction share holders equity	**-**	(134.0)
Purchase of own shares for the benefit of personnel options	**(3.5)**	(5.8)
Increase due to exercised personnel options	**-**	3.8
Balance September 30, 2002, resp. December 31,2001	**575.4**	586.1

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 94 45
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, November 5, 2002
(4.30 p.m.)

More transparent reporting of Wessanen by quarterly reports

At the publication of the interim results 2002 Wessanen announced it will start issuing quarterly reports in the third quarter of this year to further improve the transparency of the development of the results and strategic actions. The publication of the third quarter results 2002 will take place on November 26th.
To facilitate the interpretation of the quarterly results, Wessanen hereby issues the quarterly breakdown of the published results of 2001 and the first half of 2002.

To improve the liquidity of the stock on Euronext Amsterdam nv, Wessanen announces that it is in the process of voluntarily delisting the shares traded on stock exchanges outside of the Amsterdam home market. The delisting on SWX Swiss Exchange has been completed, while the delistings on Deutsche Börse Gruppe (Frankfurt), Börse Düsseldorf and London Stock Exchange are expected to follow by the end of 2002. In the USA, sponsored ADRs will continue to be traded.

Executive Board
Koninklijke Wessanen nv

Appendix
Quarterly breakdown results 2001 and 1st half year 2002 (3 pages)

Note for the editor:
For more information, please contact Timo de Grefte, Staff Director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

COMPANY PROFILE
Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

STATEMENT OF EARNINGS

in € 1000

	Q1 2002	Q1 2001	Q2 2002	Q2 2001	Q3 2001	Q4 2001	Total 2001
Natural & Specialty Foods							
Net sales	**584.7**	553.0	**527.6**	564.1	532.4	601.0	2,250.5
EBITA	**16.1**	13.1	**16.5**	20.3	14.9	26.8	75.1
ROS	**2.8%**	2.4%	**3.1%**	3.6%	2.8%	4.5%	3.3%
Tree of Life North America							
Net sales	**488.3**	476.0	**425.2**	480.9	449.3	500.8	1,907.0
EBITA	**11.0**	9.9	**10.5**	15.0	9.9	20.7	55.5
ROS	**2.3%**	2.1%	**2.5%**	3.1%	2.2%	4.1%	2.9%
Tree of Life Europe							
Net sales	**96.4**	77.0	**102.4**	83.2	83.1	100.2	343.5
EBITA	**5.1**	3.2	**6.0**	5.3	5.0	6.1	19.6
ROS	**5.3%**	4.2%	**5.9%**	6.4%	6.0%	6.1%	5.7%
Cereals							
Net sales	**60.9**	56.3	**60.9**	57.5	57.6	59.7	231.1
EBITA	**1.4**	3.6	**3.2**	2.9	2.0	3.4	11.9
ROS	**2.3%**	6.4%	**5.3%**	5.0%	3.5%	5.7%	5.1%
Convenience Food							
Net sales	**42.3**	40.3	**39.5**	40.6	39.4	42.1	162.4
EBITA	**2.2**	1.9	**2.4**	2.0	2.3	1.5	7.7
ROS	**5.2%**	4.7%	**6.1%**	4.9%	5.8%	3.6%	4.7%
Dairy Europe							
Net sales	**67.1**	74.5	**66.5**	71.8	72.4	73.6	292.3
EBITA	**(2.5)**	3.1	**3.9**	-	(3.8)	1.8	1.1
ROS	**(3.7%)**	4.2%	**5.9%**	-	(5.2%)	2.4%	0.4%

FINANCIAL HIGHLIGHTS KONINKLIJKE WESSANEN

	Q1 2002	Q1 2001	Q2 2002	Q2 2001	Q3 2001	Q4 2001	Total 2001
Net sales	**755.0**	1,024.9	**694.5**	1,090.8	1,055.7	796.5	3,967.9
EBITA	**13.8**	23.1	**22.8**	40.6	29.9	31.0	124.6
ROS	**1.8%**	2.3%	**3.3%**	3.7%	2.8%	3.9%	3.1%
Average capital employed	**757.6**	960.5	**720.6**	1,022.9	975.3	801.3	940.0
ROI	**7.3%**	9.6%	**12.7%**	15.9%	12.3%	15.5%	13.3%
Increase economic premium	**0.9**	(12.8)	**(1.8)**	(9.0)	(16.1)	(4.3)	(42.2)
Average goodwill	**565.3**	641.2	**572.5**	670.7	708.5	619.0	660.4
ROIC	**4.2%**	5.8%	**7.1%**	9.9%	7.1%	8.7%	7.8%
Group equity as a percentage of total assets	**42.3%**	27.4%	**44.5%**	28.4%	47.2%	42.5%	42.5%
EBITDA / interest ratio	**5.7**	3.1	**9.0**	4.9	5.4	46.2	5.5

CONSOLIDATED INCOME STATEMENT

in € mln	**Q1 2002**	Q1 2001	**Q2 2002**	Q2 2001	Q3 2001	Q4 2001	Total 2001
Net sales	**755.0**	1,024.9	**694.5**	1,090.8	1,055.7	796.5	3,967.9
Operating expenses	**741.2**	1,001.8	**671.7**	1,050.2	1,025.8	765.5	3,843.3
EBITA	**13.8**	23.1	**22.8**	40.6	29.9	31.0	124.6
Amortization of goodwill	**(1.9)**	-	**(2.2)**	(0.6)	(1.5)	(2.2)	(4.3)
EBIT	**11.9**	23.1	**20.6**	40.0	28.4	28.8	120.3
Financial inc. and exp., net	**(4.3)**	(12.1)	**(3.7)**	(11.4)	(8.1)	(0.9)	(32.5)
Income from ordinary activities before taxes	**7.6**	11.0	**16.9**	28.6	20.3	27.9	87.8
Taxes	**(2.3)**	(3.8)	**(5.1)**	(6.6)	(5.7)	(9.6)	(25.7)
Income from particip. and minority interest	**-**	5.3	**0.4**	6.6	-	0.2	12.1
Income from ordinary activities after taxes	**5.3**	12.5	**12.2**	28.6	14.6	18.5	74.2
Extraordinary income and expenses after taxes	**-**	-	**-**	-	218.6	(53.8)	164.8
Net income	**5.3**	12.5	**12.2**	28.6	233.2	(35.3)	239.0
Net income from ordinary before amortization of goodwill	***7.2***	*12.5*	***14.4***	*29.2*	*16.1*	*20.7*	*78.5*

CONSOLIDATED BALANCE SHEET

	31-mar-02	31-mar-01	**30-jun-02**	30-jun-01	30-sep-01	31-dec-01
Fixed assets	**536.0**	778.2	**511.6**	843.6	538.0	523.8
Current assets	**870.2**	1,069.7	**754.9**	1,047.1	993.9	862.3
	1,406.2	1,847.9	**1,266.5**	1,890.7	1,531.9	1,386.1
Group equity	**595.5**	506.0	**564.0**	536.7	723.7	589.4
Provisions	**58.4**	40.0	**50.2**	38.9	34.2	55.2
Long-term liabilities	**189.5**	202.3	**167.0**	207.1	175.6	180.7
Current liabilities	**562.8**	1,099.6	**485.3**	1,108.0	598.4	560.8
	1,406.2	1,847.9	**1,266.5**	1,890.7	1,531.9	1,386.1

FINANCIAL INFORMATION PER SHARE	**Q1 2002**	Q1 2001	**Q2 2002**	Q2 2001	Q3 2001	Q4 2001	Total 2001
(in eurocents)							
Net income from ordinary activities before amortization of goodwill	**10.2**	14.8	**20.5**	34.6	19.1	26.2	94.0
Net income	**7.5**	14.8	**17.4**	33.9	276.5	(44.7)	286.0
Outstanding shares (x1000):							
Average number of shares	**70,537**	84,668	**70,236**	84,296	84,331	79,002	83,560
Number of shares end of period	**72,588**	86,725	**72,588**	86,725	86,725	72,588	72,588

CONSOLIDATED STATEMENT OF CASH FLOWS

in € mln

	Q1 2002	Q1 2001	Q2 2002	Q2 2001	Q3 2001	Q4 2001	Total 2001
Operating activities							
Net income ordinary activities	**5.3**	12.5	**12.2**	28.6	14.6	18.5	74.2
Depreciations PP&E	**10.5**	14.6	**10.4**	15.3	13.7	10.6	54.2
Amortization goodwill	**1.9**	-	**2.2**	0.6	1.5	2.2	4.3
	17.7	27.1	**24.8**	44.5	29.8	31.3	132.7
Changes in:							
Working capital and provisions	**39.2**	19.4	**2.6**	6.0	9.2	(30.6)	4.0
Movements subsidiaries	**(0.7)**	(5.4)	**(0.2)**	2.0	(0.7)	1.2	(2.9)
Extraordinary results	**-**	-	**-**	-	-	(30.2)	(30.2)
Cash flow operating acivities	**56.2**	41.1	**27.2**	52.5	38.3	(28.3)	103.6
Investments							
Fixed assets	**(11.0)**	(19.2)	**(10.8)**	(35.7)	(8.6)	(20.0)	(83.5)
Purchase price acquisitions	**(12.4)**	(14.7)	**(1.3)**	(38.4)	(79.2)	(4.9)	(137.2)
Divestments	**-**	-	**-**	-	723.9	18.7	742.6
Cash flow investment activities	**(23.4)**	(33.9)	**(12.1)**	(74.1)	636.1	(6.2)	521.9
Financing							
Long-term liabilities	**6.3**	(1.0)	**(0.8)**	1.0	(3.1)	(4.2)	(7.3)
Current liabilities	**(24.0)**	13.8	**22.2**	27.4	(369.4)	(73.4)	(401.6)
Purchase of own shares	**-**	0.6	**(2.7)**	(5.1)	(4.3)	(131.0)	(139.8)
Dividend paid	**-**	-	**(31.2)**	(37.3)	(11.8)	-	(49.1)
Issue of shares	**-**	-	**-**	-	3.5	0.3	3.8
Cash flow financing activities	**(17.7)**	13.4	**(12.5)**	(14.0)	(385.1)	(208.3)	(594.0)
Change in cash	**15.1**	20.6	**2.6**	(35.6)	289.3	(242.8)	(31.5)

SHAREHOLDERS' EQUITY	**31-mar-02**	31-mar-01	**30-jun-02**	30-jun-01	30-sep-01	31-dec-01
Balance of beginning year	**586.1**	473.1	**586.1**	473.1	473.1	473.1
Net income	**5.3**	12.5	**17.5**	41.1	233.2	239.0
Dividend	**-**	-	**(9.6)**	(12.3)	(11.8)	(43.0)
Goodwill	**(1.9)**	(2.8)	**(1.6)**	(1.9)	31.6	51.0
Translation adjustments	**3.4**	19.0	**(27.8)**	37.6	(0.1)	2.0
Reduction shareholders' equity	**-**	-	**-**			(134.0)
Purchase of own shares for the benefit of personnel options	**(0.2)**	-	**(3.5)**	(5.2)	(8.8)	(5.8)
Increase due to exercised personnel options	**-**	0.6	**-**	-	3.5	3.8
Balance end of period	**592.7**	502.4	**561.1**	532.4	720.7	586.1

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 19, 2002
(08.30 a.m.)

Wessanen divests Leerdammer Company

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached with Fromageries Bel S.A., Paris, France, regarding the sale of Leerdammer Company, Schoonrewoerd, the Netherlands, for an amount of EUR 190 million. The proceeds will be paid in cash and result in a book profit of approximately EUR 100 million. This transaction is subject to approval of the relevant competition authorities. Assuming timely receipt of this approval the transaction is expected to be completed during the fourth quarter of 2002.

The divestment of Leerdammer Company completes the sale of all of Wessanen's dairy activities as part of the wellness strategy to focus on its core natural, health and specialty foods operations. The proceeds will be used to further strengthen the balance sheet providing Wessanen with ample room to continue its expansion in this high growth market in Europe and North America.

Leerdammer Company focuses exclusively on the production and sale of high-quality cheese products for the European market under the Leerdammer brand name. Leerdammer is the largest brand of hard cheese in Europe. Annual sales of Leerdammer Company amounted to EUR 292 million in 2001.

Fromageries Bel is a French dairy company with activities in Europe, the United States and Northern Africa. Annual sales in 2001 amounted to over EUR 1.7 billion. The key brands of Fromageries Bel include La Vache qui Rit, Kiri, Port Salut and Mini Babybel. Leerdammer Company will become an important new activity and will have the opportunity to continue its growth via innovations and expanding its market positions.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager,
phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 3, 2002
(4.00 p.m.)

Notification of holding

The Executive Board of Koninklijke Wessanen nv announces the receipt from Delta Deelnemingen Fonds NV, Gouda, the Netherlands, of a notification of a 5.02% holding in the capital of the company. This procedure is in compliance with the Disclosure of major holdings in listed companies Act 1996.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
PO Box 410
NL-1180 AK Amstelveen
Phone +31 (0)20 547 94 51
Fax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, The Netherlands, August 28, 2002
(08.00 a.m.)

Divestments and US market influence Wessanen results

Key figures

in millions euro, unless stated otherwise			*pro forma**
	First half-year 2002	First half-year 2001	First half-year 2001
Net sales	**1,449.5**	2,115.7	1,458.1
EBITA	**36.6**	63.7	43.2
Net profit from ordinary activities before goodwill amortization	**21.6**	41.7	
Earnings per share from ordinary activities before goodwill amortization *(in euros)*	**0.31**	0.49	
Cash flow from operating activities	**83.4**	93.6	
Interim dividend *(in euros)*	**0.15**	0.15	

**Current activities, excluding US dairy companies, Thai chicken producer GFI and the participation in Campari*

Wessanen recorded sales of EUR 1,449.5 million in the first half of 2002. As far as the current activities are concerned, net sales remained more or less equal as compared with the first half of 2001. The EBITA of the current activities decreased to EUR 36.6 million in the first half-year of 2002 (first half-year 2001: EUR 43.2 million).
The earnings per share amount to EUR 0.31 (2001: EUR 0.49). The balance sheet enhanced as a result of a strong cash-flow.

Commentary Mac Zondervan, Chairman of the Executive Board
"As we announced in February, the results for the first half-year have been clearly influenced by the divestment of our US dairy companies, GFI, and our participation in Campari. When I look further at the results of the current activities, I am generally satisfied with regard to our European activities. The growth of our strong natural food brands, in particular, shows that we are operating with the right brands in the right market. In the US, however, the situation is different. Here we are under pressure. The continuing economic recession is prompting US

retailers to look for cost reductions. This is causing loss of sales and pressure on profit margins. To deal with this, we shall intensify the current reorganization process; this will lower our cost base and enable us to focus even more on being a competitive and innovative supply chain partner."

Outlook for 2002

In line with the outlook stated upon the publication of the annual results in February 2002, Wessanen maintains its expectation for further growth in the results of the European core operations in 2002. However, when the outlook for the US operations was announced, it was assumed that the economy would recover in the second half of 2002. There are no signs of this so far. Recent notification of the termination of specialty food sales agreements, which will become effective in the second half of 2002, combined with disappointing July results at Tree of Life North America, will put even more pressure on the results. Based on these factors Wessanen cannot maintain its original forecast of earnings per share of EUR 0.85. This means that, assuming the current dollar exchange rate of EUR 0.98 for the second half of 2002, Wessanen expects earnings per share before goodwill amortization of EUR 0.71, which is based upon a net profit before goodwill of EUR 50 million for current activities for the whole of 2002.

Long-term strategy and outlook for 2003

The Wessanen strategy focuses primarily on strengthening its market positions by investing in strong brands, expanding the distribution network in natural and specialty foods, and product innovation.

Since the implementation of the wellness strategy in October 2000 Wessanen has built a European natural and specialty foods platform based on strong brands and excellent market positions. Also, the company has successfully divested its American dairy companies, GFI, Telford Foods and its share in Campari, resulting in a strong balance sheet and thus enabling Wessanen to further execute its wellness strategy. Furthermore, the existing activities have made important steps towards a successful future in wellness. Currently, the US business is being reorganized, focussing on cost control and marketing effectiveness.

As a result of internal measures taken, such as regionalization savings at Tree of Life North America and the absence of one-off costs, combined with further integration at Tree of Life Europe, specific profit improvement plans for Cereals and new sales through Wild Oats, Wessanen expects for 2003 an increase of its earnings per share before goodwill amortization of at least 15% to EUR 0.82.

As stated before, the long-term target of Wessanen for the period 2002-2006 is an average annual growth of at least 10% in earnings per share before goodwill amortization.

Wessanen

Interim dividend

The interim dividend over the first half of 2002 remains unchanged at EUR 0.15. Based on our strong balance sheet and our confidence in the performance for the years 2003 and beyond, we foresee that the dividend for the whole of 2002 will also remain unchanged at EUR 0.58.

Quarterly reports

To further improve the transparancy of the development of the results and strategic actions Wessanen will already start publishing quarterly reports in the third quarter of 2002.

Corporate Governance

At today's informative Shareholders' Meeting Wessanen will brief its shareholders on its intention to terminate the limited convertibility of depositary receipts, thereby according the shareholders unlimited voting rights. This proposal goes further than the expected changes to the legislation on corporate governance, as the unlimited convertibility will apply permanently. After this intention has been discussed at today's meeting it will be brought forward in a concrete proposal which will then be addressed at the next Annual Shareholders' Meeting.

Wessanen

Operating results per group over the first half of 2002

Natural & Specialty Foods

Results total group

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**1,112.3**	1,117.1
EBITA	**32.6**	33.4
ROS	**2.9%**	3.0%
Average capital employed	**521.0**	507.4
ROI	**12.5%**	13.2%
Increase in economic premium	**(5.4)**	(14.3)
Average goodwill	**390.1**	320.1
ROIC	**7.2%**	8.1%

In the first half-year of 2002 the combined sales of the companies in this group totaled EUR 1,112.3 million, which is more or less equal to the figure for the first half of 2001. The EBITA decreased by 2.4% from EUR 33.4 million in the first half of 2001 to EUR 32.6 million in the first half of 2002.

Results Tree of Life Europe

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**198.8**	160.2
EBITA	**11.1**	8.5
ROS	**5.6%**	5.3%

Despite difficult market conditions, particularly in Germany, Tree of Life Europe recorded a satisfying result. Sales increased by 24.1% through acquisitions, against a negative autonomous growth of -1%. The ROS increased from 5.3% to 5.6%. The most important brands developed positively, with growing sales and consumer appreciation. The integration of the European natural and specialty foods operations which were acquired in 2000 and 2001, into a streamlined European wellness platform is proceeding according to plan. The UK distribution company, Nature's Store, which was acquired in March, has made a positive contribution to the operating results of Tree of Life Europe. The acquisition of Kallo Foods in July of this year will further strengthen our position in the UK market.

Results Tree of Life North America

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**913.5**	956.9
EBITA	**21.5**	24.9
ROS	**2.4%**	2.6%

The results of Tree of Life North America were disappointing. Though the sales of natural foods increased by 4%, autonomous sales decreased by 5%. This was caused primarily by the pressure on the specialty food sales in the supermarket channel. This pressure is the result of the economic situation in the United States, which is increasingly forcing retailers to lower their costs and to rationalize their distribution. Accordingly, we were recently informed that we will lose specialty foods business at a number of customers, resulting in a sales loss of EUR 50 million in the second half of 2002. An additional reorganization has been initiated to mitigate the effect of the sales loss. This will involve an additional cut-back of some 200 positions in the second half of 2002 and another 200 jobs in the first half of 2003.

In order to respond better to the difficult market conditions Tree of Life North America will focus more on the strong growth in the sales channel of 'supernaturals'. A contract has therefore been signed with Wild Oats Market, Inc. (effective from September 1, 2002) for the distribution of natural and organic foods and specialties in the United States. As the primary distribution partner of Wild Oats, which runs chains of specialty stores for natural and organic foods, Tree of Life North America is now strongly represented in the American 'supernaturals' as well as in the sales channels of independent health food stores and the mainstream supermarkets. The distribution agreement is expected to generate annual sales of more than EUR 150 million.

In 2002, Tree of Life North America started optimizing the efficiency of its distribution network by merging distribution centers and reducing its workforce by 400 to 500 jobs. Provisions were already in place for this in 2001. The regionalization is on track to deliver savings of EUR 3 million by the end of 2002 and a total of EUR 9 million by 2003. All the regional management teams are installed, part of the staff cuts have been implemented and two distribution centers have been merged. The remaining implementation of the regionalization process will be intensified in response to the economic situation and the prospective loss of specialty food sales. These measures will structurally reposition the company's supply chain role and is expected to be completed at the end of 2003.

Cereals

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**121.8**	113.8
EBITA	**4.6**	6.5
ROS	**3.8%**	5.7%
Average capital employed	**100.8**	98.1
ROI	**9.1%**	13.2%
Increase in economic premium	**(1.9)**	(2.1)
Average goodwill	**81.1**	81.1
ROIC	**5.1%**	7.3%

The sales volumes for breakfast cereals were higher than anticipated, especially on the European continent. However, higher production costs in the UK, higher prices for raw materials and losses at Telford Foods caused the EBITA of Cereals to decrease to EUR 4.6 million in the first half of 2002 (first half-year 2001: EUR 6.5 million). In the meantime, steps are being taken to lower the production costs and improve efficiency.

In July of this year, UK-based Telford Foods was sold with a limited book loss to Brand Partnership Ltd., Leeds, UK. The production of dry soups no longer fits in with Wessanen's strategic focus on wellness.

Convenience Food

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001*
Net sales	**81.8**	80.9
EBITA	**4.6**	3.9
ROS	**5.6%**	4.8%
Average capital employed	**54.8**	52.9
ROI	**16.8%**	14.7%
Increase in economic premium	**0.7**	(1.4)
Average goodwill	**90.1**	90.1
ROIC	**6.3%**	5.5%

**These figures do not include GFI, the Thai producer of chicken products, which was divested in December 2001.*

Wessanen

In the first half of 2002 CFG recorded a limited autonomous growth despite a difficult German market. The results were positively influenced by a reduction in the costs of raw materials. Both the ROS and ROIC developed positively.

Dairy Europe

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**133.6**	146.3
EBITA	**1.4**	3.1
ROS	**1.0%**	2.1%
Average capital employed	**62.5**	80.6
ROI	**4.5%**	7.7%
Increase in economic premium	**(0.7)**	(4.1)
Average goodwill	**7.3**	7.3
ROIC	**4.0%**	7.1%

In line with expectations, the results for the first half of 2002 show a structural improvement compared with the second half of 2001. This positive trend is expected to continue in the second half of 2002.

However, compared with the first half of 2001, the sales of Leerdammer Company showed a strong decrease because of the discontinuation of the sales of unbranded products and divestments of some minor brands. The latest introduction of Leerdammer Company, Leerdammer Caractère, is surpassing expectations.

Milk prices are expected to decrease over 2002. We have cautiously assumed only a limited decrease in the first half of this year.

Other financial aspects

Amortization of goodwill increased in the first half-year from EUR 0.6 million in 2001 to EUR 4.1 million in 2002. Since 2001, goodwill on acquisitions has been capitalized and amortized over the anticipated life expectancy. In the past, acquired goodwill was charged direct to equity.

The interest charges decreased to EUR 8.0 million (first half-year 2001: EUR 23.5 million) largely as a result of the sale of the US dairy companies in September 2001.

As at June 30, 2002, net interest-bearing debts amounted to EUR 210.9 million (December 31 2001: EUR 255.9 million).

Wessanen

The tax rate for the first half-year increased to 30% (2001: 26%) due to the increased amortization of goodwill, most of which is non-deductible.
The cash flow from operating activities amounted to EUR 83.4 million in the first half-year of 2002 (first half-year 2001: EUR 93.6 million).
Net investments in fixed assets decreased from EUR 48.4 million in the first half of 2001 to EUR 16.2 million in the first half of 2002, which is lower than the depreciation charges.

Important dates

November 26, 2002:	Publication of the quarterly figures Q3-2002
February 20, 2003:	Publication of the annual figures 2002
April 2, 2003:	Annual Shareholders' Meeting
May 15, 2003:	Publication of the quarterly figures Q1-2003
August 28, 2003:	Publication of the interim figures 2003
November 20, 2003:	Publication of the quarterly figures Q3-2003

About Koninklijke Wessanen

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Appendix

Interim figures 2002 - Koninklijke Wessanen nv

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanens ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Note to the editors:

If you have any questions, please contact Aletta Smaal, Communication Manager,
Tel: +31 (0)20 547 94 51; e-mail: a.smaal@wessanen-hq.com

Interim Statement 2002 – KONINKLIJKE WESSANEN NV

Consolidated income statement

in millions euro	**First half-year 2002**	First half-year 2001
Net sales	**1,449.5**	2,115.7
Operating expenses	**(1,412.9)**	(2,052.0)
EBITA (Operating result before amortization of goodwill)	**36.6**	63.7
Amortization of goodwill	**(4.1)**	(0.6)
EBIT (Operating result)	**32.5**	63.1
Financial income and expenses, net	**(8.0)**	(23.5)
Income from ordinary activities before taxes	**24.5**	39.6
Income taxes	**(7.4)**	(10.4)
Income from participations and minority interests	**0.4**	11.9
Net income from ordinary activities	**17.5**	41.1
Net income from ordinary activities before amortization of goodwill	***21.6***	*41.7*

Consolidated balance sheet

In millions Euro	**June 30, 2002**	December 31, 2001
Fixed assets	**511.6**	523.8
Current assets	**754.9**	862.3
	1,266.5	1,386.1
Group equity	**564.0**	589.4
Provisions	**50.2**	55.2
Long-term liabilities	**167.0**	180.7
Current liabilities	**485.3**	560.8
	1,266.5	1,386.1

Financial highlights

	First half-year 2002	First half-year 2001
ROS *	**2.5 %**	3.0 %
Average capital employed	**739.1**	991.7
ROI **	**9.9 %**	12.7 %
Increase economic premium	**(0.9)**	(23.3)
Average goodwill	**568.7**	649.8
ROIC ***	**5.6 %**	7.7 %
Group equity as a percentage of total assets	**44.5 %**	42.5 %
EBITDA/interest ratio	**7.2**	4.0

Financial information per share *(in eurocents)*

Net income from ordinary activities before amortization of goodwill	**30.6**	49.3
Net income	**24.8**	48.6
Interim dividend	**15.0**	15.0
Average number of shares outstanding	**70,491,751**	84,571,233
Number of shares as per June 30, 2002, resp. December 31,2001	**72,588,501**	72,588,501

* EBITA as percentage of sales

** EBITA as percentage of the average capital employed, excluding goodwill paid in the past.

*** EBITA as percentage of the average capital employed, including goodwill paid in the past

Consolidated statement of cash flows

in millions euro	**First half-year 2002**	First half-year 2001
Operating activities		
Net income from ordinary activities after taxes	**17.5**	41.1
Depreciation property, plant and equipment	**20.9**	29.9
Amortization goodwill	**4.1**	0.6
	42.5	71.6
Changes in working capital and provisions	**41.8**	25.4
Income from investments in associates and minority interests	**(0.9)**	(3.4)
Cash flow from operating activities	**83.4**	93.6
Investments		
Property, plant and equipment	**(16.2)**	(48.4)
Financial fixed assets	**(5.6)**	(6.5)
Purchase price acquisitions	**(13.7)**	(53.1)
Cash flow from investment activities	**(35.5)**	(108.0)
Financing		
Long-term liabilities	**5.5**	-
Current liabilities	**(1.8)**	41.2
Purchase of own shares	**(2.7)**	(4.5)
Dividend paid	**(31.2)**	(37.3)
Cash flow from financing activities	**(30.2)**	(0.6)
	17.7	(15.0)
Change in cash		

Shareholder's equity	**June 30, 2002**	December 31, 2001
Balance of beginning year	**586.1**	473.1
Net income	**17.5**	239.0
Interim dividend	**(9.6)**	(12.3)
Final dividend	**-**	(30.7)
Goodwill	**(1.6)**	51.0
Translation adjustments	**(27.8)**	2.0
Reduction share holders equity	**-**	(134.0)
Purchase of own shares for the benefit of personnel options	**(3.5)**	(5.8)
Increase due to exercised personnel options	**-**	3.8
Balance June 30, 2002, resp. December 31, 2001	**561.1**	586.1

ID #82-1306

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 12, 2002
(5.45 p.m.)

Wessanen holds informative Shareholders Meeting

In order to improve communication between the company and its shareholders the Executive Board of Koninklijke Wessanen nv announces that an informative Shareholders Meeting will be held on Wednesday August 28, 2002, at 2 p.m. at the Hilton hotel in Amsterdam. This is in line with shareholders' request for more intensive sharing of information as made during the Annual General Meeting of Shareholders in April 2002. During the meeting the following items will be discussed: notes to the interim results 2002, outlook on the results of 2002 and following years, corporate strategy and Corporate Governance.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

ID #82-1306



Wessanen

Koninklijke Wessanen nv

press release

03 AUG -9 AM 7:21

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 30, 2002
(9.15 a.m.)

Wessanen further reinforces position in UK wellness market with acquisition Kallo Foods

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached to acquire Kallo Foods Ltd, based in Wormley, United Kingdom.

Kallo is the leading brand for an organic product range in the United Kingdom. This extensive range includes healthy products such as rice cakes and breadsticks. Kallo Foods' products are available at most supermarkets and the better health food shops in the United Kingdom. Kallo Foods has sales of approximately EUR 22.5 million.

This acquisition is the next step in executing Wessanen's wellness strategy to further concentrate on natural and specialty foods for the health and quality conscious consumer. Kallo Foods offers Wessanen a strong brand with a premium quality in the UK organic food market. Kallo Foods will be part of Wessanen's Tree of Life Europe division. Following the acquisition of Nature's Store in March of this year, the acquisition of Kallo Foods will further strengthen the existing activities and brands in the United Kingdom.

Mac Zondervan, chairman of the Executive Board, comments: "Kallo Foods adds strength to our core activities in the field of natural and specialty foods. It provides us with a well positioned brand, a nice product range and a well-managed organization. And it broadens our UK base, consisting of Brewhurst, Nature's Store and now Kallo Foods, which gives us brand presence in both supermarkets and natural food stores."

Wessanen

The acquisition will be paid in cash and will directly contribute to the earnings per share before amortization of goodwill.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager,
phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 22, 2002
(10.00 a.m.)

Wessanen divests UK soup activities

The Executive Board of Koninklijke Wessanen nv announces that the activities of Telford Foods Ltd, Shropshire, United Kingdom, have been sold to Brand Partnership (Holdings) Ltd, Leeds, United Kingdom.

The divestiture of Telford Foods is the next step in the implementation of Wessanen's wellness strategy focusing on natural and specialty foods for the health and quality conscious consumer. The production of dry soups no longer fits in with this strategic focus.

Annual sales of Telford Foods amounted to approximately EUR 24 million in 2001 with a limited negative result. The activities were sold with a modest book loss.

Brand Partnership is a food company in the United Kingdom, specializing in the production of dried food components.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 17, 2002
(08:30 a.m.)

Wessanen announces contract with Wild Oats as primary distribution partner in United States

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life North America, its natural & specialty foods distributor in the United States and Canada, has signed a distribution contract with Wild Oats Markets, Inc., commencing September 1, 2002, as its primary national distribution partner for natural, organic and specialty food products in the United States. The contract is expected to generate sales of over EUR 150 million.

Wild Oats is a nationwide chain of natural and organic food markets in the U.S. and Canada. With annual sales of nearly USD 900 million, the company currently operates 102 stores in 23 states and British Columbia, Canada. The company's natural and organic food stores include Wild Oats Natural Marketplace, Henry's Marketplace, Nature's – a Wild Oats Market, Sun Harvest and Capers Community Markets.

Tree of Life North America, with sales of over EUR 2 billion, has established itself as the leading premier distributor of natural and specialty foods in the United States and Canada. Besides the sales channels of Natural Food Stores and Supermarkets across North America, becoming the primary distribution partner for Wild Oats expands Tree of Life's services to the trade channel for dynamic American Supernaturals, a marketplace of large professional chains specializing in natural and organic food stores that, in the past years, have continued to show strong growth.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Timo de Grefte, Corporate Staff Director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Wessanen

Koninklijke Wessanen nv

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 95 01
E-mail a.smaal @wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, March 5, 2002
(8.30 a.m.)

Wessanen strengthens position in UK wellness market with acquisition Nature's Store

The Executive Board of Koninklijke Wessanen nv announces the acquisition of Nature's Store, based in Stoke-on-Trent, United Kingdom, effective March 1, 2002.

Nature's Store is a national distributor of ambient health food products to primarily specialized stores in the United Kingdom. The company offers over 6,000 products, including vitamins, supplements and herbs, health food and beverages.
In 2001, Nature's Store's annual sales amounted to approximately EUR 30 million. The acquisition was paid in cash and will directly contribute to the earnings per share.

The acquisition is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. Nature's Store will be part of Wessanen's division Tree of Life Europe and will strengthen the existing activities and brands in the United Kingdom through improved logistics, trade marketing and new outlets.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

Koninklijke Wessanen nv

03 MAR -5 AM 7:21

press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 21, 2002
(1:00 pm)

Sale companies results in higher net income Wessanen

Results 2001 Wessanen meet expectations

- EBITA core activities increases by 18% to EUR 100 million (2000: EUR 85 million)
- Sales from core activities increase by 9% to EUR 2,724 million, overall sales amount to EUR 3,968 million (2000: EUR 3,934 million)
- Net income from ordinary activities* in line with previously announced expectations: EUR 78 million (2000: EUR 98 million)
- Net income including extraordinary profits and losses: EUR 239 million (2000: EUR 98 million)
- Earnings per share from ordinary activities*: EUR 0.94 (2000: EUR 1.16)

Wellness strategy implementation on schedule

- Acquisitions: Zonnatura, Food for Health, Corposan, Preisco/Jentash Foods and a 41% participation in Natudis
- Divestment of U.S. dairy companies, operations in Thailand and the stake in Campari, on balance extraordinary gain of EUR 195 million
- Extraordinary charge of EUR 30 million, mainly for reorganization Tree of Life North America

Outlook 2002

- EBITA increase current activities approximately 15%
- Maximum 10% decrease earnings per share before amortization of goodwill

**before amortization of goodwill (EUR 4 million)*

General

The results of Wessanen for 2001 are in line with the expectations announced in June 2001.

Sales from core activities increased by EUR 228 million to EUR 2,724 million. Overall sales increased marginally, amounting to EUR 3,968 million compared with EUR 3,934 million in 2000. Exchange rate effects contributed EUR 91 million to sales, while the net effect of acquisitions and divestments resulted in a negative balance of EUR 37 million. Autonomous sales growth was 0.5% negative.

The EBITA from core activities increased by 18% to EUR 100 million (2000: EUR 85 million). Favorable results of Tree of Life Europe and the Convenience Food Group amply compensated a decrease in the EBITA from the other core activities.
The total EBITA, including the dairy companies, was EUR 125 million, compared with EUR 154 million in the previous year. This decrease is explained by the fact that the U.S. dairy companies, which were sold in September 2001, contributed to the result for only nine months and by the sharp decrease in the result of Leerdammer Company, largely due to the strong increase in milk prices.

As a result of the portfolio changes pursued by Wessanen in view of the wellness strategy initiated in 2000, net income from ordinary activities before amortization of goodwill decreased, as expected, by 20% to EUR 78 million.
The overall net income increased in 2001 by EUR 141 million to EUR 239 million. This includes extraordinary profits and losses (on balance a profit of EUR 165 million). This extraordinary gain includes the sale of the U.S. dairy companies (EUR 101 million), the Thai company Golden Foods International (EUR 24 million negative), and the 33% stake in Campari (EUR 118 million) plus an extraordinary charge of EUR 30 million, consisting mainly of a reorganization charge for Tree of Life North America.

The earnings per share from ordinary activities before amortization of goodwill amounts to EUR 0.94 (2000: EUR 1.16). The reduction of the share capital through the buy-back of company shares and a 'reversed stock split' hardly affected this figure, as these transactions took place towards the end of 2001.

The results of Tree of Life North America show that, after a disappointing first half-year, the EBITA as a percentage of sales recovered in the second half-year, thus over the whole year remaining at the same level as in 2000. Sales have, however, decreased, as a result of a declining vitamins, minerals and supplements (VMS) market, the deliberate discontinuation of unprofitable sales and some products 'going direct' (vendors going direct to retailers).

In order to enhance efficiency of the company, Tree of Life North America will continue to execute the optimization of its distribution network, as initiated in 2001. Hence an extraordinary charge of EUR 20 million net has been included in the results for merging distribution centers and for redundancy arrangements for between 400 and 500 employees at Tree of Life North America. In the mid-term this reorganization will generate annual savings of at least EUR 10 million. However, as the reorganization will take two years, the savings in 2002 will be limited.

Strategic actions

In 2001 Wessanen realized nearly all planned strategic actions.

Acquisition of 'wellness' companies

In the past year, Wessanen acquired several European and North American companies which fit into its wellness strategy. The total annualized sales of these companies are around EUR 205 million. As a result of these acquisitions, Wessanen now has a leading position in the Canadian, Dutch and Belgian wellness markets, in addition to its existing market leadership in the United States and France. The company has also attained a strong position in Germany.
Aligning these companies into integrated units in Europe and North America was started in 2001 and will be continued in the year ahead.

Divestment of non-strategic activities

In early July 2001, during the successful Initial Public Offering of Campari, Wessanen sold almost its entire 35% stake in this company. The total proceeds from the sale amounted to EUR 300 million. The remaining 1.8% of this participation was sold in February 2002.
The divestment of Wessanen's U.S. dairy operations was completed in September 2001, with proceeds amounting to USD 400 million.
At the end of 2001 Golden Foods International in Thailand, the Thai chicken products company, was divested for a sum approximately equal to the book value of its assets.

Transformation of the Wessanen organization

In the past year, the entire Wessanen organization has worked to develop a corporation that is managed from one central strategy.

Outlook

With the implementation of the wellness strategy now well underway, Wessanen is excellently positioned for the future. For 2002, we expect an EBITA increase of approximately 15% for our current activities (excluding the in 2001 divested U.S. dairy companies and Golden Foods International), not regarding possible acquisitions and at current exchange rates.
However, it should be noted that the size and timing of the divestments will have a significantly negative effect on net income from ordinary activities before amortization of goodwill in 2002 compared to 2001, since in 2001 the American dairy companies and Golden Foods International contributed EUR 36 million to the EBITA and Campari contributed EUR 11 million to the net income. However, the buy-back of shares, which was effected at the end of 2001, will somewhat compensate for this on the earnings per share. The earnings per share before amortization of goodwill will not decrease more than

10%. However, in view of the timing of the divestments in 2001 this decrease will turn out to be stronger in the first half of 2002.
For the coming five years Wessanen expects a growth in earnings per share before amortization of goodwill of at least 10% per year on average.

Dividend

It will be proposed to the General Shareholders' Meeting that the dividend for the financial year 2001 will amount to EUR 0.58 per share (2000: EUR 0.58), to be paid entirely in cash as from April 17, 2002. Based on current stock exchange prices, this translates in a dividend yield of approximately 6%.

Results per group in 2001

Natural & Specialty Foods

in millions euro	**2001**	2000
Net sales	**2,250.5**	2,056.8
EBITA	**75.1**	64.6
ROS	**3.3%**	3.1%
Average capital employed	**515.6**	409.8
ROI	**14.6%**	15.8%
Increase economic premium	**(17.1)**	(32.3)
Average goodwill	**354.8**	242.4
ROIC	**8.6%**	9.9%

NB: The figures for 2000 have been adjusted and now include those of American Beverage Corporation.

The combined sales of the companies in this group amounted to EUR 2,250.5 million in 2001, an increase of 9.4% compared with 2000. The companies acquired in 2000 and 2001 were the prime contributors to the increase in net sales of EUR 194 million. The healthy autonomous growth of Tree of Life Europe of 5.9% could not completely compensate the 6.6% decrease at the larger Tree of Life North America. The EBITA increased by 16% from EUR 64.6 million in 2000 to EUR 75.1 million in 2001.

For the year 2001 the EBITA as a percentage of sales (ROS) of Tree of Life North America remained at the same level as 2000. After a disappointing first half-year, there was a marked improvement in the second half-year. The ROS (3.5%) in the second half of 2001 improved in comparison with the same period in 2000 (3.0%). Moreover, in the second half of 2001 the loss of sales lessened compared to the first half-year of 2001. On balance, sales for the full year slightly decreased. This was caused by a declining VMS market, the

deliberate discontinuation of unprofitable sales and some products 'going direct' (vendors going direct to retailers). It is also with a view to the continuous changes in the product range that Tree of Life is focusing strongly on the selection of new, innovative and trendsetting wellness products and on the introduction of more flexibility into its organization and services. In 2002 Tree of Life North America will take measures to continue to execute the optimization of its distribution network, as initiated in 2001. For this reorganization, an extraordinary charge after taxes of around EUR 20 million was taken.

The results of Tree of Life Europe, which distributes mainly its own brands, developed positively. The ROS amounted to 5.7% (2000: 4.7%). Increasing consumer awareness fueled by the problems in the meat industry has contributed to substantial growth in this market. In relative terms, the strongest growth has taken place in the supermarket channel. The specialized stores are currently increasing their capacity and professionalism. This trend is of vital importance to continued market growth. Our sales in Europe showed autonomous growth of 5.9%.

In line with the wellness strategy, a number of European and North American companies were acquired in 2001, thereby acquiring or solidifying market leadership in strategic key markets. In March 2001 Tree of Life North America acquired the distribution activities of Food for Health, Co., Inc. The acquisition of Preisco/Jentash Foods in July 2001 resulted in a further expansion of Wessanen's network in the Canadian supermarket and foodservice channel.
The acquisitions of Boas (end 2000), the Zonnatura brand, the 41% participation in Natudis, and the Belgian company Bioservice (acquired via Natudis) have made Wessanen market leader in Belgium and the Netherlands.
The purchase of Corposan (Germany), with the large brands Tartex, Dr Ritter and Allos in the natural food channel, has given us a good starting position for further expansion in Germany.

In 2001 American Beverage Corporation experienced limited growth in its sales and pressure on its sales prices, causing the results for 2001 to decrease compared to 2000.

In 2002 the Natural & Specialty Foods activities are expected to resume autonomous sales growth and achieve a higher EBITA. The reorganization and the implementation of the ERP system will generate annual savings of at least EUR 10 million in the mid-term. However, as the reorganization will take a maximum of two years, the effects of the savings on the results for 2002 will be limited.

Cereals

in millions euro	**2001**	2000
Net sales	**231.1**	232.6
EBITA	**11.9**	20.5
ROS	**5.1%**	8.8%
Average capital employed	**94.0**	100.5
ROI	**12.7%**	20.4%
Increase economic premium	**(8.0)**	2.8
Average goodwill	**81.2**	81.1
ROIC	**6.8%**	11.3%

The sales of Cereals amounted to EUR 231.1 million in 2001, a decrease of 0.6% compared with 2000. The EBITA decreased from EUR 20.5 million in 2000 to EUR 11.9 million in 2001.

In 2001 the EBITA was impacted by fierce competition and the one-off costs of the introduction of a new Enterprise Resource Planning (ERP) system in France, causing the ROS to decrease from 8.8% in 2000 to 5.1% in 2001.

Dailycer will continue its cost-control policy in order to improve the margins in the competitive markets in which it operates. Sales of high-margin specialties, especially cereal bars, are expected to grow in 2002 while the sales of traditional breakfast cereals will continue at the level of 2001. This will lead to a slight increase in sales and improve profitability.

Convenience Food

in millions euro	**2001**	2000
Net sales	**241.9**	206.3
EBITA	**19.8**	9.8
ROS	**8.2%**	4.8%
Average capital employed	**78.6**	76.7
ROI	**25.2%**	12.8%
Increase economic premium	**10.4**	3.3
Average goodwill	**145.0**	144.8
ROIC	**8.9%**	4.4%

In 2001 the Convenience Food Group (CFG) achieved strong sales growth, driven by the success of Beckers and a firm recovery of the Thai company, Golden Foods International (GFI), which was divested in December 2001. The ROS also increased from 4.8% to 8.2%, despite disappointing results from KK-Convenience in Germany.

The absence of the EBITA of GFI (EUR 12 million against sales of EUR 80 million) will lead to lower results in 2002. We do expect to be able to increase the EBITA of CFG by continuing the success of Beckers and by the integration of KK-Convenience into the German Beckers organization.

Dairy Europe

in millions euro	**2001**	2000
Net sales	**292.3**	304.9
EBITA	**1.1**	20.2
ROS	**0.4%**	6.6%
Average capital employed	**75.3**	85.1
ROI	**1.5%**	23.7%
Increase economic premium	**(17.9)**	0.4
Average goodwill	**7.3**	7.3
ROIC	**1.3%**	21.9%

The sales of Leerdammer Company amounted to EUR 292.3 million in 2001, a decrease of 4.1% compared with 2000. The EBITA decreased from EUR 20.2 million in 2000 to EUR 1.1 million in 2001.

The EBITA of Leerdammer Company came under heavy pressure in 2001 as a result of increased milk prices, which could not immediately be passed on to the customers. Market conditions were especially difficult in Germany, partly as a result of changes in the German sales organization.

Autonomous growth of the Leerdammer brand was 2%. The total sales was lower than in the previous year because non-strategic activities were divested. The related production capacity was sold at the end of 2000. Furthermore, Interform, which operated only in the wholesale sector, was also sold. The packaging company in Val de Reuil was closed and the activities were transferred to Leerdammer's prepackaging facility in Wageningen, the Netherlands. An extraordinary charge of EUR 5 million net has been taken.

The company anticipates that the structural measures taken in 2000 and 2001 will contribute to an improvement in the results for 2002.

Dairy USA

in millions euro	**2001**	2000
Net sales	**952.1**	1,133.2
EBITA	**23.4**	49.2
ROS	**2.5%**	4.3%
Average capital employed	**163.8**	202.9
ROI	**14.3%**	24.2%
Increase economic premium	**(11.6)**	1.6
Average goodwill	**72.1**	88.4
ROIC	**9.9%**	16.9%

In view of the divestiture, the above table only includes the results for the first nine months of 2001, compared with a full year for 2000. The results for these nine months were under pressure from the increase in the milk prices.

Campari

Early July 2001 Davide Campari-Milano S.p.A. was floated on the Milan stock exchange. At this Initial Public Offering Wessanen sold 33.2% of its entire 35% stake at the introduction price of EUR 31. The total proceeds of the sale amounted to EUR 300 million, resulting in a book profit of EUR 118 million. The remaining 1.8% was sold in February 2002. Our share in the Campari results for the first half-year (EUR 11 million) has been incorporated in the financial statements.

Other financial items

The interest costs decreased to EUR 32.5 million (2000: EUR 38.5 million).
The extensive changes in the activity portfolio have led to considerable movements in the debt position during 2001 and on balance led to a decrease of the interest costs as compared to 2000.
At the end of 2001 interest-bearing debt was EUR 256 million (2000: EUR 692 million).
The effective tax rate decreased from 34.9% to 29.3%.
The cash-flow from operational activities amounted to EUR 103.6 million in 2001 (2000: EUR 139.1 million)

Wessanen

Important dates

Monday, March 18:	Publication of the Annual Report, 2001
Wednesday, April 3:	General Shareholders' Meeting
Wednesday, August 28:	Publication of the half-year figures, 2002

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Annex

Statement 2001 - Koninklijke Wessanen nv

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Note for the editor

For more information, please contact Aletta Smaal, Communications Manager,
phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Annual results 2001 – Koninklijke Wessanen nv

Consolidated income statement

in millions euro	**2001**	2000
Net sales	**3,967.9**	3,933.8
Operating expenses	**(3,843.3)**	(3,780.0)
EBITA (operating result before amortization of goodwill)	**124.6**	153.8
Amortization of goodwill	**(4.3)**	-
EBIT (operating result)	**120.3**	153.8
Financial income and expenses, net	**(32.5)**	(38.5)
Income from ordinary activities before taxes	**87.8**	115.3
Income taxes	**(25.7)**	(40.2)
Income from participations and minority interests	**12.1**	23.1
Net income from ordinary activities	**74.2**	98.2
Net income from ordinary activities before amortization of goodwill	***78.5***	*98.2*
Extraordinary result	**164.8**	-
Net income	**239.0**	98.2

Consolidated balance sheet

in millions euro	**December 31, 2001**	December 31, 2000
Fixed assets	**523.8**	734.0
Current assets	**862.3**	1,013.7
	1,386.1	1,747.7
Group equity	**589.4**	476.9
Provisions	**55.2**	37.8
Long term liabilities	**180.7**	192.0
Current liabilities	**560.8**	1041.0
	1,386.1	1,747.7

Financial highlights		
ROS*	**3.1%**	3.9%
Average capital employed	**940.0**	875.0
ROI**	**13.3%**	17.6%
Increase economic premium	**(42.2)**	(20.8)
Average goodwill	**660.4**	564.0
ROIC***	**7.8%**	10.7%
Group equity as a percentage of total assets	**42.5%**	27.3%
EBITDA/interest ratio	**5.5**	5.5

Financial information per share *(in euro)*		
Net income from ordinary activities before amortization of goodwill	**0.94**	1.16
Net income	**2.86**	1.16
Dividend	**0.58**	0.58
Average number of outstanding shares	**83,560,391**	84,994,539
Number of outstanding shares on December 31	**72,588,501**	86,724,613

* EBITA as percentage of sales

** EBITA as percentage of the average capital employed excluding goodwill paid in the past.

*** EBITA as percentage of the average capital employed including goodwill paid in the past

Consolidated statement of cash flows

in millions euro

	2001	2000
Operating activities		
Net income from ordinary activities	**74.2**	98.2
Depreciation of fixed assets	**54.2**	58.0
Amortization of goodwill	**4.3**	-
	132.7	156.2
Changes in working capital and provisions	**4.0**	(5.8)
Income from participations and minority interests	**(12.1)**	(23.1)
Dividends received from participations	**9.2**	11.8
Extraordinary results excl. result on divestments	**(30.2)**	-
Cash flow from operating activities	**103.6**	139.1
Investing activities		
Fixed assets	**(82.6)**	(78.8)
Financial fixed assets	**(0.9)**	(11.0)
Purchase price acquisitions	**(137.2)**	(178.5)
Divestments	**742.6**	11.3
Cash flow from investing activities	**521.9**	(257.0)
Financing activities		
Long-term liabilities	**(7.3)**	(116.0)
Current liabilities	**(401.6)**	281.5
Issue of shares	**3.8**	-
Purchase of own shares	**(139.8)**	(22.2)
Dividend paid	**(49.1)**	(44.5)
Cash flow from financing activities	**(594.0)**	98.8
Change in cash	**31.5**	(19.1)